ANNUAL INFORMATION FORM OF PLATINUM GROUP METALS LTD.
FOR YEAR ENDED: AUGUST 31, 2012

Annual Information Form – November 23, 2012

TABLE OF CONTENTS

Page

PRELIMINARY NOTES	1
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
Three Year History	6
DESCRIPTION OF THE COMPANY’S BUSINESS	8
General	8
Recent and Planned Financing	9
Platinum and Palladium Trends	10
Synergies with Nearby Mines	11
Employees and Specialized Skills and Knowledge	11
Labour in South Africa	12
Competition	13
Environmental Compliance	13
Foreign Operations	13
MINERAL PROPERTY INTERESTS	14
Projects 1 and 3 of the Western Bushveld Complex	14
Waterberg Venture, South Africa	45
Non-Material Mineral Property Interests	54
SOUTH AFRICAN REGULATORY FRAMEWORK	59
RISK FACTORS	67
DIVIDENDS	85
DESCRIPTION OF CAPITAL STRUCTURE	85
Market for Securities	86
ESCROWED SECURITIES	87
DIRECTORS AND EXECUTIVE OFFICERS	88
AUDIT COMMITTEE	90
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	92
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	92
TRANSFER AGENTS AND REGISTRARS	92
MATERIAL CONTRACTS	92
NAMES AND INTERESTS OF EXPERTS	92
ADDITIONAL INFORMATION	93
SCHEDULE “A”	94
SCHEDULE “B”	99

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Platinum Group Metals Ltd.
2012 Annual Information Form

PRELIMINARY NOTES

Date of Information

All information in this Annual Information Form (“AIF”) of Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) is as of August 31, 2012 unless otherwise indicated.

List of Abbreviations and Glossary of Mining Terms

Schedule “B” attached hereto is a list of abbreviations and glossary of mining terms used in this AIF.

Financial Information

Reference is made in this AIF to the consolidated audited financial statements of the Company for the year ended August 31, 2012 (the “Financial Statements”), a copy of which may be obtained online at www.sedar.com.

All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Forward-Looking Statements

This AIF and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable US and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this AIF include, without limitation, statements with respect to:

  revenue, cash flow and cost estimates and assumptions;

  production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

  project economics;

  future metal prices and exchange rates;

  mineral reserve and mineral resource estimates; and

  production timing.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

Platinum Group Metals Ltd.
2012 Annual Information Form

  additional financing requirements;

  history of losses and ability to continue as a going concern;

  no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

  fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar;

  metals price volatility;

  difficulty enforcing certain judgments involving United States federal securities laws;

  the Company’s potential guarantee obligations under the proposed Project Loan Facility (as defined herein), if consummated;

  delays in the start-up of the Project 1 (defined herein) platinum mine which could result in a default under the Project Loan Facility, if consummated;

  the ability of the Company to retain its key management employees; conflicts of interest;

  any disputes or disagreements with the Company’s joint venture partners; failure of the Company or such joint venture partners to fund their obligations;

  certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

  the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

  property and mineral title risks including defective title to mineral claims or property;

  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

Platinum Group Metals Ltd.
2012 Annual Information Form

  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

  the mineral exploration industry is extremely competitive;

  risks of doing business in South Africa, including but not limited to, labour, economic and political instability;

  no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and

  the other risks disclosed under the heading “Risk Factors” in this AIF.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this AIF are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral resource and mineral reserve estimates included in this AIF are well established, by their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

Currency and Exchange

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this AIF are references to Canadian Dollars. The Company’s accounts are maintained in Canadian Dollars. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the U.S. Dollar expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the noon rate of exchange as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars.

U.S. Dollar to Canadian Dollars	Year Ended August 31
	2012	2011	2010
Rate at end of period	$0.9863	$0.9784	$1.0639
Average rate for period	$1.0092	$0.9892	$1.0447
High for period	$1.0604	$1.0520	$1.1065
Low for period	$0.9752	$0.9449	$0.9961

Platinum Group Metals Ltd.
2012 Annual Information Form

The noon rate of exchange on November 22, 2012 as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars was US$1.00 equals $0.9974.

The following table sets forth the rate of exchange for the South African Rand expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the noon rate of exchange as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars.

South African Rand to Canadian Dollars	Year Ended August 31
	2012	2011	2010
Rate at end of period	$0.1176	$0.1397	$0.1443
Average rate for period	$0.1262	$0.1428	$0.1393
High for period	$0.1393	$0.1510	$0.1474
Low for period	$0.1170	$0.1352	$0.1333

The noon rate of exchange on November 22, 2012 as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars was R1 equals $0.1116.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions.

Mineral Reserve and Mineral Resource Disclosure

Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or incorporated by reference herein has been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
2012 Annual Information Form

CORPORATE STRUCTURE

The Company is a British Columbia company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. On January 25, 2005, the Company was transitioned under the Business Corporations Act (British Columbia). On February 22, 2005, the Company’s shareholders passed a special resolution to: (a) amend the authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares (“Common Shares”) without par value; (b) remove the Pre-existing Company Provisions; and (c) adopt new articles.

The Company’s head office is located at:

328 – 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

The Company’s registered office is located at:

Gowling Lafleur Henderson LLP
2300 - 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

The Company is a platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in Canada.

Platinum Group Metals Ltd.
2012 Annual Information Form

Platinum Group Metals Ltd. and its Principal Subsidiaries

The Company’s material subsidiaries are two wholly-owned companies, one majority-owned company, a 49.9% holding in fourth company and a 37% holding in a fifth company, all of which are incorporated under the company laws of the Republic of South Africa.

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary, Platinum Group Metals (RSA) (Proprietary) Limited (“PTM RSA”). PTM RSA holds the Company’s interests in Project 1 and Project 3 of what was formerly the Western Bushveld Joint Venture (the “WBJV”) through its 74% holdings in Maseve Investments 11 (Pty) Limited (“Maseve”). See “Mineral Property Interests – Projects 1 and 3 of the Western Bushveld Complex” below.

PTM RSA also holds 100% of the shares of Wesplats Holding (Proprietary) Limited (“Wesplats”), a holding company set up to acquire surface rights, and a 37% interest in Wildebeest Platinum (Pty) Limited (“Wildebeest”), a company set up to hold prospecting rights for the exploration joint venture between the Company and Sable Platinum Mining (Pty) Ltd. (“Sable”) and Umnotho NREF Joint Venture, a black economic empowerment (“BEE”) group. The Company also owns 49.9% of Mnombo Wethu Consultants (Pty) Limited (“Mnombo”), a BEE company, which holds a 26% participating interest in the Waterberg project (the “Waterberg Project”).

GENERAL DEVELOPMENT OF THE BUSINESS

Since its formation in 2002, the Company has been engaged in the acquisition, exploration and development of platinum properties. The Company currently holds interests in platinum properties in the western and northern limbs of the Bushveld Complex in South Africa and in Canada. The Company’s business is conducted primarily in South Africa, and to a lesser extent, in Ontario and the Northwest Territories in Canada.

Three Year History

The following is a timeline summarizing the Company’s activities over the last three years:

September 2009	The Company was granted prospecting rights for a 118km2 area named the Waterberg Project north of the known North Limb of the Bushveld Complex.	Page 47
October 2009	The Company entered into an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo whereby JOGMEC may earn up to a 37% interest in the Waterberg Project and Mnombo may earn a 26% interest.	Page 46
October 2009	The Company published the 2009 UFS (as defined herein) and Project 1 Report (as defined herein).	Page 38

Platinum Group Metals Ltd.
2012 Annual Information Form

April 2010	The Company paid an equalization amount due to Anglo American Platinum Limited (“Anglo”) of R186.28 million (approximately $24.83 million at the time), as required under the terms of the original WBJV Agreement (as defined herein).	Page 15
April 2010	On April 22, 2010, the Consolidation Transaction (as defined herein) was completed and the WBJV was dissolved. The mineral rights underlying Projects 1 and 3 (as defined herein) were transferred into the project operating company, Maseve. Wesizwe Platinum Limited (“Wesizwe”) received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve and the Company owned the remaining 54.75%. Under the terms of the Consolidation Transaction agreements, the Company acquired the right to subscribe for a further 19.25% interest in Maseve (the “Maseve Subscription Right”), which it exercised in January 2011. See “Acquisition and Reorganization – Projects 1 and 3”.	Page 15
August 2010	The Company purchased surface rights covering 1,713 hectares overlaying the area of Project 1 for R130 million (approximately $18.80 million at the time).	Page 19
October 2010	The Company raised gross proceeds of $143.81 million on the issue of 70.15 million Common Shares. The net proceeds were approximately $135.6 million after deducting the underwriters’ fee of $7.91 million and expenses of the offering of $0.3 million.	Page 9
December 2010	The Company appointed DRA Mining Pty Ltd. as engineering, procurement, construction and management contractor for surface infrastructure and underground development at Project 1.	Page 44
January 2011	On January 14, 2011, the Company exercised the Maseve Subscription Right and acquired a further 19.25% interest in Maseve for subscriptions in the amount of approximately $59 million (R408.81 million at the time), thereby increasing its shareholding to 74%.	Page 15
March 2011	The Company received a positive record of decision from the Department of Mineral Resources of the Government of South Africa (“DMR”) for the detailed underground development plans and EMP (as defined herein), including the taking of a bulk sample at Project 1.	Page 44
May 2011	The Company commenced the Phase 1 civil construction work at Project 1.	Page 44
July 2011	The Company awarded the contract to develop the Phase 1 underground decline tunnels at Project 1 to JIC Mining Services of Johannesburg, South Africa.	Page 44
August 2011	The Company entered into a mandate letter with a syndicate of lead arrangers including Barclays Bank plc, together with affiliated Absa Capital, The Standard Bank of South Africa Limited, WestLB AG, London Branch and Caterpillar Financial SARL for a US$260 million project finance loan to develop the Project 1 platinum mine.	Page 9
September 2011	The Company acquired 100% ownership in the Providence Lake Copper (Cu)- Nickel (Ni) -Cobalt(Co)-Platinum Group Metals property, in the Northwest Territories, from Arctic Star Exploration Corp.	Page 57
November 2011	The Company made a new discovery at the Waterberg Project extending the North Limb of the Bushveld Complex. The Company agreed to acquire 49.9% of Mnombo which holds a 26% participating interest in the Waterberg Project.	Page 46
April 2012	The Company was issued the Mining Right (as defined herein) for the Project 1 platinum mine by the DMR. The Mining Right was notarially executed on the commencement date of May 15, 2012.	Page 18
July 2012	The Company adopted a shareholder rights plan.	Page 86
September 2012	The Company announced an initial 6.6 million ounce platinum, palladium and gold (collectively referred to as “3E”) inferred mineral resource estimate for the newly discovered deposit on the Waterberg Project.	Page 50

Platinum Group Metals Ltd.
2012 Annual Information Form

September 2012	Rustenburg Platinum Mines Ltd. (“RPM”), a direct subsidiary of Anglo, exercised its 60-day right of first refusal to purchase the off-take of ore or concentrate produced from Project 1 and Project 3 of the former WBJV.	Page 15
October 2012	The proposed US$260 million project finance loan for the construction of the WBJV Project 1 platinum mine advanced through detailed technical, financial and legal due diligence in October 2012, with closing and draw down of the loan facility being subject to receipt of commitments, final credit approval, the negotiation of the terms and conditions of the financing, the negotiation and execution of final documentation and certain conditions precedent. Societe Generale, a major European bank and financial services company, joined the lead arranger group.	Page 8
November 2012	The Company announced the results of new drilling at the Waterberg Project that doubled the known strike length of the Waterberg deposit to a total of 5.5km.	Page 50

DESCRIPTION OF THE COMPANY’S BUSINESS

General

Currently, the Company considers two of its mineral projects to be material: the Project 1 platinum mine (“Project 1”) and the Waterberg Project (as defined below). The Company’s most advanced mineral project is its 74% interest in Project 1 and the adjacent Project 3 (“Project 3”) mineral resource, a platinum exploration and development project on combined mineral rights covering approximately 47km2 within the Western Bushveld Complex of South Africa (the “WBC Project”). Wesizwe, through its subsidiary Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), owns the remaining 26% interest in Project 1 and Project 3. Africa Wide is the Company’s BEE partner with regard to Maseve’s Mining Right (as defined herein). The majority of the Company’s exploration and development activities to date have been focused on Project 1 in order to advance it to the feasibility stage and then into development. Project 3 hosts indicated and inferred mineral resources, but feasibility and development work are not expected to commence until Project 1 is producing. On July 7, 2008, the Company announced the results of a feasibility study on Project 1 (the “2008 Feasibility Study”). On October 8, 2009, the Company published the 2009 UFS (as defined below) on Project 1. See “Projects 1 and 3 of the Western Bushveld Complex” below.

On April 4, 2012, Maseve was issued a letter of grant for a formal mining right for Project 1 (the “Mining Right”) by the DMR. The Mining Right was notarially executed on the commencement date of May 15, 2012 and registered on August 3, 2012. During 2012, the Company continued with Phase 1 development of Project 1 budgeted at US$100 million (of which the Company’s share is US$74 million). Phase 1 includes surface infrastructure, lay down areas, electrical and water connections, twin decline development and some lateral development. As of the date of this AIF, Phase 1 was approximately 80% complete with estimated completion in late March or early April 2013.

Phase 2 development of Project 1, which is expected to cost approximately US$406 million on a peak funding amount basis (of which the Company’s share is approximately US$300.44 million), includes the completion of an additional southern decline access into the deposit and a milling, concentrating and tailings facility. Debt financing, funding from equity sources and a cost overrun facility will be required to commence Phase 2 development. See “Recent and Planned Financing”. Plant and facility construction and commissioning are estimated to take up to two years to complete. Full commercial production is estimated to occur after a two year ramp-up period subsequent to the commissioning of the plant. See “Risk Factors”.

The Company has mandated a group of four major banks to arrange the Project Loan Facility (as defined below) for Phase 2 of Project 1. The proposed debt financing has advanced through the detailed technical, financial and legal due diligence stages. Closing and draw down of the Project Loan Facility is now subject to lender commitments, final credit approval, the negotiation of the terms and conditions of the financing, the negotiation and execution of final documentation and certain conditions precedent. The Company expects to seek equity financing to fund the balance of its portion of the estimated Phase 2 costs. See “Recent and Planned Financing” and “Risk Factors”.

Platinum Group Metals Ltd.
2012 Annual Information Form

The Company’s second material mineral project is the Waterberg Project comprised of a contiguous licence area of 137km2 located on the North Limb of the Bushveld Complex, approximately 70km north of the town of Mokopane (formerly Potgietersrus). The Waterberg Project is an exploration project that came from a regional target initiative of PTM RSA conceived in 2007 and executed over the past three years, resulting in the discovery of several distinct 3.0 to 6.0 metre thick Platinum Group Element (“PGE”) mineralized layers. Since November 2011, approximately 44 diamond drill boreholes with deflections have been completed or are in progress to date on the southeastern portion of the project. The first 16 of these holes formed the basis of the declaration by an independent qualified person under NI 43-101 (“Qualified Person”) of an inferred mineral resource estimate on the Waterberg Project area, which was published by the Company on September 4, 2012.

The Company also holds interests in various early stage-exploration projects located in Canada and in South Africa. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects. Details of these projects may be found in the “Mineral Property Interests” section below and in Note 6 of the Financial Statements.

To conduct its exploration and development, the Company is dependent on sub-contractors for certain construction, engineering and geological services, drilling equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand. For recent development regarding key personnel and contractors for Project 1, see “Employees and Specialized Skills and Knowledge”.

As at the date hereof, the Company has no debt other than trade payables in the normal course. The Company holds its cash at a major Canadian chartered bank, a major London-based bank or with a major South African bank in current accounts and interest-bearing deposits. The Company currently owns no marketable securities.

Recent and Planned Financing

The Company’s last equity financing was completed in October of 2010 and raised gross proceeds of $143.81 million on the issue of 70.15 million Common Shares (the “October 2010 Financing”). The net proceeds were approximately $135.6 million after deducting the underwriters’ fee of $7.91 million and expenses of the offering of $0.3 million.

On August 1, 2011, the Company entered into an agreement mandating a syndicate of banks to arrange for a US$260 million project finance loan to Maseve for the development of Phase 2 of Project 1 (the “Project Loan Facility”). Societe Generale, a major European bank and financial services company, later joined the group of lead arrangers consisting of Barclays Bank plc, together with its affiliate Absa Capital, The Standard Bank of South Africa Limited and Caterpillar Financial SARL (together, the “Lenders”). The Lenders have a global presence and direct platinum industry experience and the syndicate includes two of South Africa’s major banks.

The completion of technical, financial and legal due diligence by the Lenders was announced by the Company on October 12, 2012. As at the date of this AIF, credit committee approval by the Lenders is not yet in place. If credit committee approval is obtained, commitment from the Lenders is expected to follow, following which the Project Loan Facility may advance to negotiation of definitive documentation. The Company expects that when executed, if at all, the execution of final loan documentation will be subject to certain conditions precedent, including, among other things, the Company securing additional equity funding, the execution of a concentrate off-take agreement, the acquisition and maintenance of all requisite permits and licences, the establishment of an agreed metals hedging program and the completion of loan documentation.

Platinum Group Metals Ltd.
2012 Annual Information Form

The Company expects that the first draw down on the Project Loan Facility, if consummated and secured, will be subject to further conditions precedent, including a minimum of US$100 million having been spent on Project 1 by Maseve and a balance of Maseve’s share of forward project peak funding (referred to herein as “required additional equity”) being deposited into an equity account secured for use on Project 1. Of the expected required additional equity amount, the Company must provide 74%, while Wesizwe will be responsible for 26%. The amount will include a working capital requirement based on a “market stressed pricing model” applied by the Lenders at US$1,100 for platinum, US$400 for palladium, US$880 for gold and a significant discount to market for other payable metals such as rhodium, copper and nickel. Subject to the satisfaction of all conditions precedent, in the event that definitive documentation is executed and all required additional equity amounts are deposited in a designated equity account, the Company expects that the Project Loan Facility will be available to be drawn upon as required for construction of Project 1.

The requirement for the required additional equity as described above is in addition to the spending requirement of US$100 million on Project 1 currently in process, of which approximately $80 million has been spent to date.

The Company will also be required by the Lenders to provide a cost overrun facility for Project 1, of which the Company will be responsible for 74%. A further condition precedent to the Project Loan Facility is a guarantee from the Company of the obligations of Maseve thereunder and the provision by the Company, indirectly, of a pledge of its 74% interest in the capital of Maseve. See “Risk Factors”.

There is no certainty that the Project Loan Facility will reach financial close or that drawdown on the Project Loan Facility will occur. Failure by the Company to satisfy one or more conditions precedent, or an adverse material change or event, could result in the Project Loan Facility not being consummated, or if consummated, later terminated in accordance with the proposed terms thereof. In the event the Project Loan Facility is consummated, the Project Loan Facility is expected to have a maximum available term of eight years, as opposed to a term of nine years in the original terms as announced by the Company on August 2, 2011. In addition to an arrangement fee and a commitment fee, interest is expected to be payable on the balance of the Project Loan Facility withdrawn at a rate of LIBOR plus 5.0% pre-completion, LIBOR plus 4.75% for two years post-completion and LIBOR plus 5.25% from two years post-completion until maturity.

Platinum and Palladium Trends

  The platinum market experienced a small surplus in 2011. Overall demand was 7.36 million ounces. Total refined platinum supply totalled 7.4 million ounces, including 1.0 million ounces of recycled metal.

  The automobile industry accounted for 3.2 million ounces of platinum demand as global automobile sales increased to 81.8 million units. Emerging markets (China, India, Brazil) continue to see growth in auto sales while the European market is struggling. Sales in the United States remain strong.

  Jewellery accounted for 1.9 million ounces of platinum demand in 2011 with Chinese consumption accounting for close to 80% of global jewellery demand.

  The palladium market experienced a 560,000 ounce surplus in 2011. Total demand was 8.05 million ounces. Total refined palladium supply totalled 8.61 million ounces including 1.70 million ounces of recycled metal.

  Total palladium demand from the automobile sector was 4.91 million ounces, a 5.6% increase over 2010 representing over 60% of annual palladium demand.

  Investment demand via several exchange traded funds (“ETF”) listed products continued to add volatility to the Platinum Group Metals (“PGM”) markets. Currently there are approximately 1.5 million ounces of platinum and 2.0 million ounces of palladium representing global physical ETF investment demand.

(Source: CPM Group)

Platinum Group Metals Ltd.
2012 Annual Information Form

Synergies with Nearby Mines

In mid-2012, a joint engineering study on potential synergies with the Jinchuan-Wesizwe platinum mine adjacent to the Project 1 mine site was completed. The study indicated significant potential for savings in terms of capital and operations. Following discussions on how the identified synergies could be achieved, the Company and Wesizwe have cooperated with regard to bulk infrastructure and services such as local and regional water supply and the establishment of substations and designs with South African power utility company ESKOM (“ESKOM”) for electricity, and are discussing ways to cooperate with regard to training and site security. To date no action has been taken on areas where larger synergies were identified.

During 2012, the Company also researched and discussed possible synergies with Royal Bafokeng Platinum (“RBPlat”), which operates the adjacent Bafokeng Rasimone platinum mine and its Styldrift expansion project down dip from Project 1. Areas of discussion include bulk infrastructure and services such as water and power, as well as training and site security. Other areas of discussion include possible collaboration on a joint tailings impoundment facility located on surface rights owned by the Company as well as a possible toll mining agreement allowing the Company access to minerals held by RBPlat. To date, discussions and negotiations regarding the possible synergies between the Company and RBPlat continue, which could result in potential synergies being capitalized on within the next year, if the parties deem appropriate and/or decide to pursue them.

Employees and Specialized Skills and Knowledge

Project 1 is operated by the Company on an “owner managed-contractor” basis. As at August 31, 2012, the Company’s complement of managers, staff and consultants in Canada consisted of approximately 12 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa consisted of approximately 40 individuals. A further seven individuals have been appointed as the owner’s team for the Project 1 platinum mine. As at August 31, 2012, underground mining contractor JIC Mining Services (“JIC”) had assigned approximately 151 people to the project. At August 31, 2012, civil contractors had approximately 118 people working on site at Project 1 assigned to construction of the South Box Cut, an ESKOM substation on site and perimeter security fencing. Of the approximately 316 people on site in South Africa at August 31, 2012, more than 40% were people from the local communities surrounding Project 1.

At October 31, 2012, the Project 1 site complement for all staff, consultants and contractors was approximately as follows:

JIC	Underground Mining Services	170
Ellecon	Contracted construction of ESKOM Substation	50
Scribante	Contracted excavation and construction of South Box Cut	50
Moyo	Site Security	47
Ohms	Rock Mechanics	1
Maseve	Staff, Geology, Mining, etc.	24
RBS	Human Resources	6
Fencing	Perimeter Fence Installation	15
Emergency Rescue Services	Emergency Response and First Aid	8
African Land Surveyors	Surveyors	1
		372

Platinum Group Metals Ltd.
2012 Annual Information Form

The above table does not include the Company’s seven person owner’s team or 26 other Company persons working in exploration on other projects or at the Company’s Johannesburg office. In addition to the current complement of people working on site, engineering, procurement, construction and management (“EPCM”) contractor DRA Mining Pty Ltd. (“DRA”) completed its initial engagement with the Company for Phase 1 in mid-2012 and will re-assign certain personnel to Project 1 upon commencement of Phase 2.

Due to the specialized skills and knowledge required for a company in the development phase moving into the production phase, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (“RBS”), to provide site and office human resources, organization design and planning services to Project 1. RBS specializes in the mining industry, and their team of professional engineers, psychologists and practitioners has an intimate understanding of organization design & development, including knowledge of the applied legislation, mining techniques and associated labour practices. RBS has assisted the Company in completing a “Local Skills Assessment” in six communities to help identify candidates for leadership and staff positions as per Maseve’s Social and Labour Plan (the “Social and Labour Plan”) and human resources development obligations. Community members have already been hired and more are currently undergoing medical examinations, training and induction.

The Social and Labour Plan was compiled pursuant to the DMR’s Guidelines for social and labour plans and submitted in accordance with section 46 of the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”). The objective of the Social and Labour Plan is to align the Company’s social and labour principles with the related requirements established under the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Mining Charter”). These requirements for Maseve include promoting employment, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socioeconomic development of the communities proximal to the Project 1 mine. Contractors are required to comply with the Social and Labour Plan and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all Maseve policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Social and Labour Plan establishes objectives for adult-based education training, learnerships and development of skills required by mining industry, portable skills training for transition into other industries than mining, education bursaries and internships. The Social and Labour Plan also establishes local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

Labour in South Africa

There has recently been significant labour unrest and demands for higher wages by certain labour groups across the gold and platinum mining industries in South Africa. Illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In limited cases, wage increases have been agreed to by the management of some mining companies. To date, the Company has seen no adverse labour action on its site at the Project 1 mine.

The Company has worked closely with local communities and human resource specialists RBS for several years in order to create a database of local persons interested in work at the Project 1 mine, including their skill and experience details. The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors. At present approximately 40% of the onsite workforce is comprised of local persons from the surrounding communities.

The primary union at Project 1 representing the workers of underground mining contractor JIC is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. Should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands, and an increase in labour costs, and therefore operating costs, could occur. See “Risk Factors”.

Platinum Group Metals Ltd.
2012 Annual Information Form

Competition

The global PGM mining industry has historically been characterised by long term rising demand from global automotive and fabrication sectors on the one hand and constrained supply sources on the other. South Africa’s PGM mining sector has been the largest and fastest growing sector in the South African mining industry until recently, representing approximately 80% of global supply. Since mid-2012 global economic uncertainty and slow growth have created a weak market for PGMs. Lower market prices for PGMs combined with labour unrest has caused stoppages and closures of some higher cost platinum mines and shafts in South Africa. Almost all of the South African platinum supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the BIC, resulting in a high degree of competition for mineral rights and projects. South Africa’s PGM mining sector remains beholden to economic developments in the global automotive industry which accounts for approximately 32% of the total global demand for platinum. A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down. Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment. The South African industry is dominated by three or four producers, who also control smelting and refining facilities. As a result, there is general competition for access to these facilities on a contract basis. As the Company moves towards production on Project 1, it will become exposed to many of the risks of competition described herein. See “Risk Factors”.

Environmental Compliance

The Company’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state, provincial and local laws and regulations in the countries in which the Company conducts its activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters. Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on the Company’s competitive position. The Company intends to obtain all licences and permits required by all applicable regulatory agencies in connection with its mining operations and exploration activities. The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Foreign Operations

The Company conducts the majority of its business in South Africa. South Africa has a large and well-developed mining industry, particularly in the area where the Project 1 is located. This, among other factors, means the infrastructure in the area is well-established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone systems. Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently underway. Additional water infrastructure will also be required. See “Risk Factors”.

There is also access to materials and skilled labour in the region due to the existence of many platinum and chrome mines in the immediate vicinity. Smelter complexes and refining facilities are also located in the area. South Africa has an established government, police force and judiciary as well as financial, health care and social institutions, although such institutions underwent significant change following the fall of apartheid and free elections in 1994, and are continuing to be developed. The system of mineral tenure was overhauled by new legislation in 2002. Since 1994, South Africa has been considered an emerging democracy. See “Risk Factors”.

Platinum Group Metals Ltd.
2012 Annual Information Form

MINERAL PROPERTY INTERESTS

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Projects 1 and 3 of the Western Bushveld Complex

Project 1 and Project 3 are located on the Western Limb of the BIC, North West Province, and are located approximately 110km west northwest of Pretoria and 120km from Johannesburg. All of the mineral rights for the properties of the WBC Project are now held by operating company Maseve under the Mining Right.

Readers are encouraged to read the following technical reports, from which certain of the disclosure in this AIF has been derived:

1.

“Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated August 31, 2010 (the “Project 3 Report”) prepared by Charles J. Muller;

2.

“Updated Technical Report (Updated Feasibility Study Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”) prepared by Gordon I. Cunningham, Charles J. Muller, Timothy V. Spindler and Byron Stewart;

3.

“An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”) dated November 20, 2009 with an effective date of October 8, 2009 prepared by Charles J. Muller,

(collectively, the “WBC Reports”).

The WBC Reports are subject to certain assumptions, qualifications and procedures described therein. Readers are directed to review the full text of the WBC Reports, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

Where appropriate, information in this AIF relating to Projects 1 and 3 updates information derived from the WBC Reports. R. Michael Jones, P. Eng., the Company’s President, CEO and director, is the non-independent Qualified Person that has approved such updated information.

Acquisition and Reorganization – Projects 1 and 3

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Anglo (37% interest held through its subsidiary RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Anglo contributed an additional 5km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and once contributed into the WBJV, became a part of Project 2. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007. PTM RSA was the operator of the joint venture.

Platinum Group Metals Ltd.
2012 Annual Information Form

Under the terms of the original WBJV Agreement, upon a decision to mine the respective deemed capital contribution of each party would be credited a dollar amount based on their contribution of measured, indicated and inferred PGM ounces from the contributed properties comprising the WBJV. The ounces contributed would be determined based upon, and at the time of, the first bankable feasibility study for the WBJV in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the “SAMREC Code”) and as to be agreed amongst the parties on a “Determination Date” as defined in the WBJV Agreement.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the “Consolidation Transaction”).

On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. The parties had agreed that upon dissolution the equalization due under the original WBJV Agreement would be paid and settled between the parties. On April 22, 2010, the Company paid an equalization amount due to Anglo of R186.28 million (approximately $24.83 million at the time), as required under the terms of the original WBJV Agreement.

At the moment of dissolution, Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV, Wesizwe retained Anglo’s mineral rights to Project 2, and transferred all of Anglo’s mineral rights underlying Projects 1 and 3 into project operating company, Maseve. The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47km2 of the original 72km2.

The Company also received a 37% interest in Maseve in exchange for its share of Projects 1 and 3. This part of the transaction was treated as a transfer of a business interest between controlled entities and was transferred at cost for accounting purposes. Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve.

Although the Company did not hold any of the mineral rights comprising Project 2, the Company had an 18.5% interest in Project 2 through the WBJV. In exchange for rescinding its 18.5% of Project 2, the Company effectively received an additional 17.75% interest in Maseve, bringing its holdings in Maseve to 54.75% . This was treated as a deemed sale of 18.5% of Project 2 and was valued at estimated fair market value of $65.42 million, resulting in an accounting gain of $45.62 million. For accounting purposes, the Company also accrued a deferred income tax liability of $22.5 million in relation to the deemed sale. This is a non-cash accrual for accounting purposes only, as the Company and its advisors have determined the deemed transaction is not a taxable event under the Income Tax Act of South Africa.

Under the terms of the Consolidation Transaction agreements, the Company acquired the Maseve Subscription Right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for a subscription amount of R408.81 million. On January 14, 2011, the Company exercised the Maseve Subscription Right in the amount of R408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Wesizwe’s 26% share of expenditures for Projects 1 and 3 (the “Escrowed Maseve Funds”). As of August 31, 2012, approximately R273 million ($32.12 million) of the Escrowed Maseve Funds, including earned interest, remained in escrow.

Under the terms of the Consolidation Transaction agreements, RPM held a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3. On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its right of first refusal to enter into an agreement with Maseve on terms equivalent to terms agreed to by Maseve with another commercial off-taker for the planned sale of concentrate produced from Project 1.

Platinum Group Metals Ltd.
2012 Annual Information Form

Project 1 and Project 3 of the WBC Project

Project Description and Location

The approximately 47km2 of mineral rights comprising Projects 1 and 3 are owned 100% by project operating company Maseve. PTM RSA owns 74% of Maseve while Wesizwe, through its subsidiary, Africa Wide, owns the remaining 26%. Maseve is operated by PTM RSA in accordance with the terms of a shareholders’ agreement (the “Maseve Shareholder’s Agreement”) between Maseve, PTM RSA and Africa Wide. The property is divided into two distinct project areas, namely Projects 1 and 3. Project “1A” as discussed below is simply a subdivision of Project 1.

Projects 1 and 3 are located on the Western Limb of the BIC, 110km west-northwest of Pretoria and 120km from Johannesburg. The BIC is well known for its layering and continuity of economic horizons mined for platinum, palladium and other PGEs, chrome and vanadium.

The total area includes portions of the Company’s properties, namely Elandsfontein 102JQ, Mimosa 81JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ originally contributed by RPM. These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights now cover approximately 47km2 or 4,700ha.

Project Area 1 and 1A covers an area of 10.87km 2 or 1,087ha in extent. Specifically, Project Area 1 and 1A consist of a section of Portion (“Ptn”) 18, the Remaining Extent (“Re”), Ptn 13, Ptn 8, Re of Ptn 2, Ptn 7, Ptn 15 and Ptn 16 of the farm Frischgewaagd 96JQ, sections of Ptn 2, Ptn 9 and Ptn 12 of the farm Elandsfontein 102JQ and a small section of the Re of the farm Mimosa 81JQ. Project Area 3 covers an area of 224.28ha in extent and is located on a section of the farm Koedoesfontein 94JQ.

Platinum Group Metals Ltd.
2012 Annual Information Form

Platinum Group Metals
Location of the Project Areas

Pilanesburg Alkali Complex
Sun City
Ledig
Project 3
Project 2
Project 1a
Project 1
Styldrift
BRPM
PTM Exploration Office
Scale
0
3km

LEGEND
WBJV Boundary
PTM Exploration Office
Merensky Reef Outcrop
Borehole

Minxcon

The resources of Project Area 1 and 1A are located approximately 1km to 6km along strike from the active Merensky Reef (“MR”) mining face at the operating Bafokeng Rasimone platinum mine (“BRPM”). BRPM completed opencast mining on the Upper Group 2 Chromitite Layer or Reef (“UG2”) within 100m of the property boundary.

The mafic component of the BIC is collectively termed the Rustenburg Layered Suite (“RLS”) and can be divided into five zones, namely the Marginal, Lower, Critical (which hosts the MR and UG2), Main and Upper Zones. The potential economic horizons in Project Area 1 and 1A are the MR and UG2 situated in the Critical Zone (“CZ”) of the RLS of the BIC; these horizons are known for their continuity. The MR and UG2 are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees and local variations in the reef attitude have been modeled. The MR and UG2 Chromitite seam, in the Project Area, dip between 4 and 42 degrees, with an average dip of 14 degrees.

Platinum Group Metals Ltd.
2012 Annual Information Form

Drilling, in the form of diamond drilling, has been carried out over the Project Area and to date 362 boreholes have been drilled for the purposes of understanding the geology, structure and metallurgy of the ore body in the Project Area. PTM RSA has established a site office to the south of the Project Area, and all core is stored in the core yard on site. All logging and sampling of the core is undertaken at the site office core yard and the samples have been sent to Genalysis (Perth), ALS Chemex (South Africa) and currently samples are sent to Set Point Laboratories (South Africa). To the time of the 2009 UFS, a total of 32,020 samples had been assayed and utilized in the estimation of the Mineral Resources over the Project Area.

Licences

The Consolidation Transaction was subject to ministerial approval of the cession of various prospecting rights in accordance with the provisions of section 11 of the MPRDA. On April 22, 2010, the required cession of the prospecting rights was approved by the Minister of Mineral Resources and the Company announced the execution and completion of the Consolidation Transaction. The result of the ministerial approval of the cessions was that the prospecting rights would be grouped into three projects, being Projects 1, 2 and 3.

As a result of the Consolidation Transaction, Maseve held nine separate new order prospecting rights issued by the Regional Office of the DMR in Klerksdorp, North West Province. Licence specifications for the prospecting rights may be found in the WBC Reports. Under the MPRDA, the holders of valid new order prospecting rights have the exclusive right to apply for mining rights over the prospecting area.

In April 2011, Maseve applied for a mining right in respect of the prospecting rights and was issued a letter of grant in respect of the Mining Right on April 4, 2012. The granted Mining Right was notarially executed on the commencement date of May 15, 2012 and shall endure for a period of 30 years ending on May 14, 2042. The Mining Right was subsequently registered in the Mining Titles Office on August 3, 2012 thereby securing rights of tenure. The Mining Right can be renewed for periods of up to 30 years at a time.

The granting of the Mining Right secured the Company’s mineral rights for Project 1 and Project 3. These mineral rights are recorded for platinum group metals, gold, silver, copper, chrome, nickel and cobalt.

Rights to Surface and Minerals

The Company has acquired all surface rights it believes will be necessary to execute construction and operation of the Project 1 platinum mine. These surface rights are intended for purposes of tailings placements, surface infrastructure, location of shaft infrastructure, mill facilities, concentrator facilities and waste sites. Details of acquisition follow below:

PTM RSA acquired an option to purchase 100% of the surface and mineral rights to portions of the farm Elandsfontein 102 JQ in December 2002. The rights to Elandsfontein portions Re 1, 12 and Re 14 measure an aggregate 364.6357 Ha. By December 2005, PTM RSA had purchased these surface and mineral rights in exchange for total payments of approximately $1.7 million. One half of this cost was applied to the surface rights and the other half was applied to the mineral rights. The acquired mineral rights were then contributed to the WBJV under the terms of the original WBJV Agreement and were later transferred to Maseve under the Consolidation Transaction. The acquired 364.6357ha in surface rights at all times since December 2005 remained under legal title to PTM RSA. During the period from December 2005 until the Completion of the Consolidation Transaction, the Company held these surface rights in trust for the WBJV, an unincorporated entity with no legal right or ability to own property of its own. Pursuant to the Consolidation Transaction, the Company made a payment to Wesizwe in settlement for its pro-rata share of the Elandsfontein 102JQ surface rights, thus extinguishing any claim to the surface rights by Wesizwe. PTM RSA now holds 100% of these 364.6357ha in surface rights for its own account. These surface rights are not held by Maseve and are not part of the Project 1 platinum mine.

Platinum Group Metals Ltd.
2012 Annual Information Form

PTM RSA acquired its original interests in respect of the mineral rights on portions of the farm Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15 by way of option agreements. All of the Onderstepoort option agreements were later bought out by way of settlement agreements in 2007 and 2008. PTM RSA contributed its interests in these properties to the WBJV.

The remainder of the WBJV mineral properties, being certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ, were contributed to the original WBJV by Anglo.

During the year ended August 31, 2008, PTM RSA purchased surface rights adjacent to the Project 1 deposit area measuring 216.2703ha for R8.04 million (approximately $1.09 million at the time) and also purchased surface rights directly over a portion of the Project 1 deposit area measuring 360.6676ha for R15.07 million (approximately $2.07 million at the time). During 2012 the surface rights to these two properties were transferred at cost into Maseve in order to consolidate land holdings for the Project 1 platinum mine at the operating company level in advance of the proposed Project Loan Facility.

On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. At the moment of dissolution, Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV. Wesizwe retained Anglo’s mineral rights to Project 2, and transferred all of Anglo’s mineral rights underlying Projects 1 and 3 into the project operating company, Maseve. The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve, comprises approximately 47km2. See “Acquisition and Reorganization – Project 1 and 3”.

On August 12, 2010, the Company acquired the right to purchase the Sundown Ranch surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 platinum mine for R130.0 million (approximately $18.57 million at the time). A deposit of R13.0 million (approximately $1.85 million at the time) was paid to the vendor on August 26, 2010. The purchase price balance of R117.0 million was paid in January 2011 (approximately $17.03 million at that time). Title was subsequently transferred into Maseve at the Company’s direction. The Company received credit for the purchase price against its share of ongoing project costs. All business and operation of the hotel and recreation facilities at the Sundown Ranch have been contracted to a former manager of the property in exchange for a monthly rental fee and a small revenue participation amount payable to Maseve, as this portion of the property is not required directly for Project 1.

Mineralized Zones

The BIC in general is well known for containing a large share of the world’s platinum and palladium resources. There are two very prominent economic deposits within the BIC. Firstly, the MR and the UG2, which together can be traced on surface for 300km in two separate areas and secondly, the Northern Limb (“Platreef”), which extends for over 120km in the area north of Mokopane.

In the past, the platinum and palladium bearing reefs of the BIC have been estimated at about 770 and 480 million ounces respectively (down to a depth of 2,000m). These estimates do not distinguish between the categories of Proven and Probable Reserves and Inferred Resource. Recent calculations suggest about 204 and 116 million ounces of Proven and Probable Reserves of platinum and palladium respectively, and 939 and 711 million ounces of Inferred Resources. Mining is already taking place at 2km depth in the BIC. Inferred and ultimately mineable ore resources can almost certainly be regarded as being greater than the calculations suggest. These figures represent about 75% and 50% of the world’s platinum and palladium resources respectively. Demand, and hence price, will be the determining factor in mining activities on the BIC rather than availability of ore. Many mines on the BIC are getting deep, with some at more than 1,000m vertical. At these depths costs and safety are factors. With labour costs also rising, shallow mines with good grade have a significant cost advantage over the deeper mines.

Platinum Group Metals Ltd.
2012 Annual Information Form

Exploration drilling in the area has shown that both economic reefs (MR and UG2) are present and economically exploitable on the Western Bushveld properties. The separation between these reefs tends to increase from the subcrop environment (less than five metres apart) to depths exceeding 650m (up to 50m apart) towards the northeast. The subcrops of both reefs generally strike southeast to northwest and dip on average 14 degrees to the northeast. The reefs locally exhibit dips from 4 to 42 degrees (average 14 degrees) as observed from borehole information.

The most pronounced PGM mineralization along the western limb of the BIC occurs within the MR and is generally associated with a 0.1 –1.2m -thick pegmatoidal feldspathic pyroxenite unit. The second important mineralized unit is the UG2, which is on average 0.6 –2.0m thick.

Environmental Liabilities and Prospecting Permits

There are no known material environmental issues relating to the Company’s or Maseve’s properties.

Mining and exploration companies in South Africa operate with respect to environmental management principles and the applicable environmental management plan or program (“EMP”) more fully set out in section 39 of the MPRDA and the regulations published in respect thereof.

The Mining Right for the Project 1 platinum mine issued by the DMR in April 2012 (and notarially executed in May 2012) is subject to environmental authorizations, water use licences and compliance with applicable legislation on an ongoing basis. Delays, or a failure to obtain required licences and permits, or a failure to comply with the terms of any such licences and permits that the Company has obtained, could have a material adverse impact on the Company. In relation to its Mining Right for the WBJV the Company has filed an Environmental Impact Assessment with the DMR. Some aspects of permitting remain outstanding, including the items detailed below. The Company anticipates receiving all required regulatory approvals in due course but cannot provide any assurances to such effect. See “Risk Factors”. At the present state of advancement, all required permits for Project 1 are granted.

In addition to the environmental requirements of the MPRDA, the principles as set out in section 2 of the

National Environmental Management Act No. 107 of 1998 (“NEMA”) apply to all prospecting and mining operations, as the case may be, and any matter relating to such operation.

In terms of the environmental regulations to the MPRDA, the Company and Maseve as the holders of mining and prospecting rights, amongst other things, must as part of the general terms and conditions for a prospecting right and in order to ensure compliance with the EMP and to assess the continued appropriateness and adequacy of the EMP: (a) conduct monitoring on a continuous basis; (b) conduct performance assessments of the EMP as required; and (c) compile and submit a performance assessment report to the Minister in which compliance is demonstrated.

Regular site inspections are conducted on the Company’s and Maseve’s prospecting activities. The aim of these site inspections is to: (a) determine the compliance with all legislation pertaining to the environment; (b) advise on environmental management measures to be undertaken during the prospecting phase; and (c) monitor site rehabilitation.

In 2010, 2011 and 2012, independent compliance inspections were conducted over each prospecting site of the Company and Maseve.

Platinum Group Metals Ltd.
2012 Annual Information Form

Subsequent to the compliance inspections in 2010, environmental compliance reports were issued on July 9, 2010 and July 18, 2010 for Maseve’s Project 1 prospecting rights and duly lodged with the respective Regional Manager’s offices of the DMR.

The purpose of an Environmental Compliance Report is to indicate the state of the prospecting when measured against the commitments of the EMP. This Environmental Compliance Report is required in terms of the environmental regulations to the MPRDA.

The Environmental Compliance Report reported that all of the drilling sites and the immediate areas that were affected by prospecting had adequately complied with commitments as recorded in the EMPs. It was further reported that all rehabilitation of prospecting boreholes and related infrastructure was completed and that no further rehabilitation is necessary.

Independent rehabilitation certificates were issued for each borehole and are on record at the site offices.

During 2011 the Scoping and Environmental Impact Assessment phase for mining commenced and all associated specialist studies were finalised. In May 2011 the Waste Licence Application was submitted to the Department of Environmental Affairs for its consideration in terms of the National Environmental Management: Waste Act No. 59 of 2008 (“Waste Act”) for waste activities during Phase 2 of the WBJV Project 1.

In January 2012 the Final Environmental Impact Assessment Report for Phase 2 of the WBJV Project 1 was submitted to the North West Department of Economic Development, Environment, Conservation and Tourism for environmental authorisation. An independent environmental consultancy was tasked with the compilation of, and application for, the Integrated Water Use Licence (“IWUL”) for Phase 2 of the WBJV Project 1 which was submitted to the Department of Water Affairs (“DWA”) as required under section 40 of the National Water Act No. 36 of 1998 (“NWA”). The application is currently advancing as expected. The IWUL for Phase 2 is not required before production commences and no delays are anticipated. Independent specialists commenced with monthly surface and groundwater monitoring during July 2012. Certain required monitoring in terms of ambient air quality and wind directions and noise is yet to commence.

Independent site visit reviews and reports of the WBJV Project 1 site were conducted by an independent environmental consultancy during 2012 which included the inspection of the waste management facilities on-site to ensure that the activities taking place on-site adhere to all the relevant environmental regulations and best practice standards. These reviews and reports recommend changes and improvements to a number of areas related to environmental management, including waste management, oil spill prevention and response, water management, and housekeeping practices. The Company has implemented most of these recommendations, and at this time, believes that any necessary changes and improvements that are still required can be made without material capital investments.

The Company anticipates receiving all required regulatory approvals in due course but cannot provide any assurances to such effect. See “Risk Factors”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

South Africa has a large and well-developed mining industry in the area where the Project 1 and 3 are located. This, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The project area is located on the southwestern limb of the BIC, some 35km northwest of the North West Province town of Rustenburg. The town of Boshoek is situated 10km t

o the south along the tar road that links Rustenburg with Sun City and crosses the project area. The project area adjoins the producing BRPM to the southeast, operated by the Royal Bafokeng. A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek. Projects 1 and 3 are readily accessible from Johannesburg by traveling 120km northwest on Regional Road 24 to the town of Rustenburg and then a further 35km. Both the BRPM to the south of the project area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the properties provide easy access to all portions.

Platinum Group Metals Ltd.
2012 Annual Information Form

The major population centre is the town of Rustenburg, about 35km to the southeast of the project. Pretoria lies approximately 100km to the east and Johannesburg about 120km to the southeast. A popular and unusually large hotel and entertainment centre, Sun City, lies about 10km to the north of the project area. The Sundown Ranch Hotel lies in close proximity to the project area and offers rooms and chalets as accommodation. The properties fall under the jurisdiction of the Moses Kotane Municipality. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without the need for significant road building.

With low rainfall (the area is considered semi-arid with an annual rainfall of 520mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone. The climate of the area does not hinder the operating season and exploration can continue all year long.

All project areas are close to major towns and informal settlements as a potential source of labour with paved roads being the norm. Power lines (400kV) cross both project areas and water for local farm use is, as a rule, drawn from boreholes. As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of Anglo is located within 60km of the property.

Topographically, the project area is located on a central plateau characterized by extensive savannah with vegetation consisting of grasses and shrubs with a few trees. The total elevation relief is greater as prominent hills occur in the northern most portions, but variations in topographical relief are minor and limited to low, gently sloped hills. On Project 1, elevations range from 1,080m above mean sea level (“amsl”) towards the Elands River in the north to 1,156m amsl towards the farm Onderstepoort in the southwest, with an average of 1,100 amsl. The section of the Koedoesfontein property covered by Project 3 gently dips in a north-easterly direction toward a tributary of the Elands River. On Project 3, elevations range from 1,060m amsl towards the Sandspruit River in the north to 1,100m amsl towards the south eastern corner of the property.

History

Elandsfontein (PTM RSA), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and

Onderstepoort (Portions 14 and 15) were all privately owned. Previous work done on these properties has not been fully researched and is largely unpublished. Such academic work as has been done by the Council for Geoscience (government agency) is generally not of an economic nature. PTM RSA acquired these rights and then contributed them to the WBJV in 2004.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been in the hands of major mining groups resident in South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn has since been acquired by Anglo through RPM. RPM contributed these rights into the WBJV in 2004.

Previous geological exploration and resource estimation assessments were done by Anglo as the original owner of some of the mineral rights. Anglo managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest on Project Area 1, and for the Koedoesfontein borehole series in the area of interest on Project Area 3. Geological and sampling logs and an assay database are available.

Platinum Group Metals Ltd.
2012 Annual Information Form

Prior to the establishment of the WBJV and commencement of drilling for the pre-feasibility study, PTM RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Previous drilling on the Project 3 area conducted by Anglo consisted of three boreholes (KD1, KD2 and KD3). Boreholes KD1 and KD3 were drilled beyond the MR and UG2 subcrop, and terminated in sediments of the Transvaal Supergroup. Drilling of borehole KD2 was stopped short of the MR subcrop.

There has been no previous production from any of the Company’s properties in the Western Bushveld Complex.

Geological Setting

Regional Geology of the BIC

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC.

The BIC was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996). The mafic component of the Complex hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The BIC is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and south eastern/Bethal limbs.

Local and Property Geology

Projects 1 and 3 are underlain by the lower portion of the RLS, the Critical Zone and the lower portion of the Main Zone. The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography. The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, which creates a more undulating topography. Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units. In parts of the project area the MR outcrops, as does the UG2, beneath a relatively thick (2-5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4° and 42° with an average of 14° in the Project 1 and 1A areas, and with an average dip of 10° in Project 3. The top 32m of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone. Thicknesses of this profile increase near intrusive dykes traversing the area. The Project area is bounded in the west by the Rustenburg Fault and one of its NW-SE orientated branches can be seen to transect the central portion of the Property.

Stratigraphy

The RLS intruded into the rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites, which is a dominantly felsic volcanic formation. The mafic rocks of the RLS are subdivided into the following five zones:

  Marginal Zone – comprising finer-grained gabbroic rocks with abundant country-rock fragments.

Platinum Group Metals Ltd.
2012 Annual Information Form

  Lower Zone – the overlying Lower Zone is dominated by darker, more iron and magnesium bearing rocks (orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite)).

  Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers – Middle Group (“MG”) – mark the top of the lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and lighter coloured (noritic) rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow, darker (pyroxenitic) horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into near white layers (leuconorites and anorthosites). The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The MR is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

  Main Zone – consists of norites grading upwards into gabbronorites. It includes several distinctive mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the project area, but is evident in the adjacent BRPM. The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

  Upper Zone – the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

Local Geological Setting –Western Bushveld Limb

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The local geology includes the classic layered sequence of the RLS and the footwall rocks of the Transvaal Supergroup. The MR is believed to be present within much of this lobe. The position of the MR is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone.

The sequence of the BIC within the project area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 and, more often, the UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Reefs

The MR is a well-developed seam along the central part and towards the north eastern boundary of the Project 1 area. Islands of thin reef and relatively low-level mineralization are present. The better-developed reef package, in which the intensity of chromitite is generally combined with pegmatoidal feldspathic pyroxenite development, occurs as larger island domains along a wide central strip in a north south orientation from subcrop to deeper portions.

The UG2 is well developed towards the northeast of the project area, but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone. Towards the northwest on Frischgewaagd, the reef is generally well developed and occurs as a single prominent chromitite layer varying in thickness from a few centimetres to ~2m.

Platinum Group Metals Ltd.
2012 Annual Information Form

The thickness of the sequences between the UG2 and MR in the Project 1 and 1A areas increases from ~10m to 80m in a southwest-northeast direction. A similar situation exists in the north of the project area but with the thickness between the reefs ranging from 6m to 25m at depths of 200m below surface. In general, the thickness between the reefs appears to increase in a northeasterly direction, sub-parallel to the strike of the BIC layered lithologies.

Local Structural Model

Floor rocks in the southwestern BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system. These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex. Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the project area, include the Caldera and Elands faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex. These east-west trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the north. This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone platinum mine, which all dip steeply northward.

Two stages of folding have been recognized within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated. The MR and UG2 isopach decreases from 60m to 2m at outcrop position.

A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores. At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-BIC age. It appears to be the most prominent, with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west.

Platinum Group Metals Ltd.
2012 Annual Information Form

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures. Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes. These range in thickness from 0.5 –30m and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke, which was intersected in borehole WBJV005 and appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

Exploration

PTM RSA is the operator of Projects 1 and 3 and PTM RSA personnel have conducted or supervised the work described below. Third party contractors are used to conduct specific components of the work, such as drilling contractors or geophysical contractors, but they remain under the direction of PTM RSA.

Project Area 1

Details of Reserves and Resources are reported below under “Project 1 – Mineral Resource and Mineral Reserve Estimates”.

Fieldwork in the form of soil sampling and surface mapping was initially done on the farm Onderstepoort, where various aspects of the lower Critical Zone, intrusive ultramafic bodies and structural features were identified. Efforts were later extended southwards to the farms Frischgewaagd and Elandsfontein. The above work contributed directly to the economic feasibility of the overall project, directing the main focus in the project area towards delineation of the subcrop position of the actual MR and UG2 economic reef horizons.

Prior to the establishment of the WBJV and commencement of drilling for the Pre-Feasibility Study, PTM RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Geophysical information obtained from Anglo was very useful during the identification and extrapolation of major structural features as well as the lithological layering of the BIC.

Ground gravity measurements of 120.2km have been completed on 500m line spacing perpendicular to the strike across the deposit, together with 65.5km of ground magnetic survey. The ground gravity data played a significant role in determining the hinge line where the BIC rocks start thickening down-dip, and this raised the possibility of more economic mineralization. At the same time, the data shows where the Transvaal footwall causes the abutment or onlapping of the BIC rocks. Ground magnetic data helped to highlight faults and dykes as well as to delineate iron replacement ultramafic pegmatoids.

An aeromagnetic survey was flown for Anglo by Fugro Airborne using a Midas Heli-borne magnetic gradiometer system. A total of 25,324 line kilometres were flown on lines with a direction of 55° (true north) and with a sensor at a nominal elevation of 20m. The area covered by the survey was some four times larger than the Project 1 and 3 areas, which was situated in the north western quadrant of the surveyed area. The high resolution survey data was of a very high quality. The aeromagnetic data alone made it possible to delineate magnetic units in the Main Zone, to recognise the strata strike and to identify the dykes and iron-replacements.

Previous geological exploration and resource estimation assessments were done by Anglo as the original owner of some of the mineral rights. Anglo managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest. Geological and sampling logs and an assay database are available.

Platinum Group Metals Ltd.
2012 Annual Information Form

The type of drilling being conducted on Project 1 is a diamond drilling core recovery technique involving a BQ-size (60mm core size) solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid or to a 50m x 50m grid in some areas. The grid has been extended for 4.5km along strike to include the whole of the Project 1 and 1A area. To date, 332 boreholes have been drilled by the company on Project Area 1 and 30 boreholes have been drilled on Project 1A.

Up to the date of the 2009 UFS, a total of 139,451m has been drilled by PTM RSA on the Project 1 and 1A area, and altogether 27,242 filed samples have been submitted for assaying along with 2,446 standards and 2,372 blanks.

In late calendar 2010 and throughout 2011, a total of 92 boreholes were infill drilled on the up-dip, near surface edge of the Project 1 deposit area. These holes were drilled to obtain additional material for metallurgical testing purposes and to further assess geological structures in areas of known resources that will likely be accessed and scheduled for mining in the first four or five years of the Project 1 mine life. Work completed in 2012 to the date of this AIF indicated no material change to reported reserves and resources. New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling could result in changes to the estimated reserves for Project 1.

The purpose of any future drilling programs will also be to test for additional resource ounces, to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.

The exploration programs completed to date on the Project 1 area are appropriate to the style of the deposits within the WBJV Project area. The data produced by the exploration work has been deemed reliable by Qualified Person Charles Muller and the quality assurance and quality control methods employed have given a high level of confidence in the data for use in the advanced stage resource and reserve estimates.

Project 3

Exploration to date for Project 3 has included geophysical surveys (magnetic, gravity, 3D seismics and aerial magnetic), drilling, assaying and structural interpretation and analysis. Drilling on the project area has ceased at present. An updated resource was declared for Project 3 on September 30, 2010.

To the date of the most recent resource update for Project 3, a total of 42 boreholes were drilled by PTM RSA on the Project 3 area. Three deflections were drilled for boreholes which intersected the MR or UG2, and all of these deflections were assayed. A total of 42,101m has been drilled across Project 3 and altogether 10,263 samples have been submitted for assaying from that project, including 836 standards and 828 blanks.

The purpose of future exploration programs will be to test for additional resource ounces and to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.

The exploration programs completed to date on the Project 3 area are appropriate to the style of the deposits within the WBJV Project area. The data produced by the exploration work has been deemed reliable by Qualified Person Charles Muller and the quality assurance and quality control methods employed have given a high level of confidence in the data for use in the advanced stage resource estimates.

Platinum Group Metals Ltd.
2012 Annual Information Form

Mineralization

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. The potential economic horizons in the Project 1 and 3 Areas are the MR and UG2 situated in the Critical Zone of the RLS of the BIC; these horizons are known for their continuity. The MR in Project Area 1 is the main exploration target; the UG2 chromitite layer has lesser economic potential and will be exploited after the MR during a later stage of the proposed mine life. The most pronounced PGE mineralization in Project 3 occurs within the MR and is generally associated with a 0.1 -1.2m -thick pegmatoidal feldspathic pyroxenite unit. The MR is also generally associated with thin chromitite layers on either/both the top and bottom contacts of the pegmatoidal feldspathic pyroxenite. The UG2 occurs sequentially below the MR and is on average 1.50m thick.

The MR and UG2 are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees to the northeast and local variations in the reef attitude have been modelled. The MR and UG2, in Project Area 1, dip between 4 and 42 degrees, with an average dip of 14 degrees, and in the Project 3 Area, dip at approximately 10 degrees.

Drilling

The type of drilling being conducted on Projects 1 and 3 is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid. The grid has been extended for 4.5km along strike to include the whole of the Project 1 and 1A area. To date, 332 boreholes have been drilled by the company on Project Area 1 and 30 boreholes have been drilled on Project 1A.

To the date of the last resource update for Project 3, a total of 42 boreholes were drilled by PTM RSA on the Project 3 Area. Three deflections were drilled for boreholes which intersected the MR or UG2, and all of these deflections were assayed.

The results of the drilling and the general geological interpretation are digitally captured in SABLE (a commercially available logging software) and in a GIS software package named ARCVIEW. The exact borehole locations, together with the results of the economic evaluation, are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

The geometry of the deposit has been clearly defined in the sections drawn through the property. With the exception of three inclined boreholes, all holes were drilled vertically (minus 90 degrees) and the down hole surveys indicate very little deviation. A three-dimensional surface – digital terrain model (DTM) – was created and used in the calculation of the average dip of 14 degrees (10 degrees for Project 3). This dip has been factored into the calculations on which resource estimates are based.

Sampling and Analysis

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a Company geologist and transported to the exploration office by Company personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by the Company. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

  Drillers’ depth markers (discrepancies are recorded).

  Fitment and marking of core pieces.

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2012 Annual Information Form

  Core losses and core gains.

  Grinding of core.

  One-meter-interval markings on core for sample referencing.

  Re-checking of depth markings for accuracy.

Core logging is done by hand on a Company pro-forma sheet by qualified geologists under supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by Company contractors.

Sample Method, Location, Number, Type and Size of Sampling

The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1m units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units – MR and UG2 seam – are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15–25cm in length. In areas where no economic zones are expected, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, and this is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system. The sampling extends for about a metre into the hanging wall and footwall of the economic reefs.

Up to the date of the 2009 UFS, a total of 139,451m has been drilled by PTM RSA on the Project 1 and 1A area (up to hole WBJV 241), and altogether 27,242 filed samples have been submitted for assaying along with 2,446 standards and 2,372 blanks. A total of 42,101m has been drilled by PTM RSA across Project 3 and altogether 10,263 samples have been submitted for assaying from that project, including 836 standards and 828 blanks. Subsequent to the publication of the 2009 UFS in October 2009 a further 18,612m in 66 boreholes has been infill drilled on Project 1 of the WBJV to the end of April 2011. No new boreholes have been drilled on Project 1 or Project 3 since April 2011 to the date of this AIF.

Drilling Recovery

All reef intersections that are sampled required a 100% core recovery. If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Sample Quality and Sample Bias

The sampling methodology accords with the Platinum Group protocol based on industry-accepted best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling. Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Platinum Group Metals Ltd.
2012 Annual Information Form

Width of Mineralized Zones - Resource Cuts

The methodology in determining the resource cuts is derived from the core intersections. Generally, the economic reefs are about 60cm thick. For both the MR and UG2, the marker unit is the bottom reef contact, which is a chromite contact of less than a centimetre. The cut is taken from that chromite contact and extended vertically to accommodate most of the metal content. If this should result in a resource cut less than 80cm up from the bottom reef contact, it is extended further to 80cm. If the resource cut is thicker than the proposed 80cm, the last significant reported sample value above 80cm is added to determine the top reef contact.

In the case of the UG2, the triplets (if and where developed and within 30cm from the top contact) are included in the resource cut.

Sample Preparation, Laboratory Standards and Procedures

When samples are prepared for shipment to the analytical facility the following steps are followed:

  Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

  The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

  The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

  The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

  Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

The laboratories that have been used to date are Anglo American Analytical Laboratories, Genalysis (Perth, Western Australia), ALS Chemex (South Africa), and (currently) Set Point Laboratories (South Africa). Dr. B. Smee, a geochemist and a director of the Company, has accredited Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppb), Pd (ppb), Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimize losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium, which volatilizes in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

Platinum Group Metals Ltd.
2012 Annual Information Form

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analyzed for Au and PGM’s by the technique of inductively coupled plasma–optical emission spectrometry (“ICP-OES”).

Quality Assurance and Quality Control (“QA&QC”) Procedures and Results

The Company protocols for quality control are as follows:

1.	The project geologist oversees the sampling process.

2.	The core yard manager oversees the core quality control.

3.	The exploration geologists and the sample technicians are responsible for the actual sampling process.

4.	The project geologist oversees the chain of custody.

5.	The internal Qualified Person verifies both processes and receives the laboratory data.

6.	The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values.

7.	Together with the project geologist, the resource geologist determines the initial mining cut.

8.	The external auditor verifies the sampling process and signs off on the mining cut.

9.	The second external database auditor verifies the SABLE database and highlights QA&QC failures.

10.	A Company technician runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal Qualified Person.

11.	The internal Qualified Person requests re-assay.

12.	Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Standards

Analytical standards are used to assess the accuracy and possible bias of assay values for Platinum (Pt) and Palladium (Pd). Rhodium (Rh) and Gold (Au) were monitored where data for the standards were available, but standards were not failed on Rh and Au alone.

Assay testing refers to Round Robin programs that comprise collection and preparation of material of varying matrices and grades to provide homogeneous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralization being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.

Platinum Group Metals Ltd.
2012 Annual Information Form

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralization) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

Field duplicates were, however, not used on this project by very significant reason of the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.5mm. Secondly, it is friable and brittle due to the chrome content making it extremely difficult to quarter the core. It usually ends up in broken pieces and not a solid piece of core.

Due to this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision.

Assay Validation

Although samples are assayed with reference materials, an assay validation program is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralization being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The validation program consists of the following:

  a re-assay program conducted on standards that “failed” the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

  on going blind pulp duplicate assays at Set Point Laboratory;

  check assays conducted at an independent assaying facility (Genalysis).

Re-assay

This procedure entailed the following: the failed standard (2) together with standard (1) submitted before and standard (3) submitted after the particular failed standard (2), as well as all submitted field samples (pulps) in between standard (1) and standard (3) were resubmitted for re-assaying.

Sampling Procedures

The QA&QC practice of the Company is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/resource cut so that populations used in the geo-statistical modeling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

Platinum Group Metals Ltd.
2012 Annual Information Form

Quality Control measures and Data Verification

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4-size logging sheets. After being captured manually, the data is electronically captured in a digital logging program (SABLE). For this exercise, the program has very specific requirements and standards. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modeling package (DATAMINE). Modeling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature. This is the second stage of verification.

Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE. The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry. If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered. Anomalies in grade, thickness, and isopach or isocon trends are noted and questioned. Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Security of Samples

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the Company standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from the Company. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to the Company’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to the Company along with the signed analytical certificate(s).

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of the Company to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the Company management in writing and will decide, with the input of management, how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Platinum Group Metals Ltd.
2012 Annual Information Form

Should there be evidence or suspicions of tampering or contamination of the sampling, the Company will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose report is to be delivered directly and solely to the directors of the Company, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

Project 1 and Project 3 Mineral Reserves and Mineral Resources (MR- Merensky Reef; UG2- Upper Group 2 Reef)

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in the Project 1 Report. An updated NI 43-101 technical report was published for Project 3 in the form of the Project 3 Report.

The table below contains summary details from the 2009 UFS and the Project 1 Report, and summary resource details from the Project 3 Report. The Company has a 74% interest in the 4E ounces attributable to Project 1 and Project 3. The prill splits and 4E estimates for Project 1 and Project 3 have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of simple kriging for Project 1. New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling could result in changes to the estimated reserves for Project 1.

The following is a statement of attributable mineral reserves and mineral resources for Project 1 and Project 3 based on the WBC Reports. Additional information regarding the mineral resource estimate calculation can be found in the WBC Reports. Mineral reserves presented below are a sub-set of measured and indicated mineral resources included in the 2009 UFS and take into account mining factors and are not in addition to the mineral resources. The 4E cut-off in the tables below is 300cm.g/t for Project 1 and 100cm.g/t for Project 3 (“cm.g/t” refers to the grade at the stipulated resource cut width (in centimetres)). Where used in the following four tables, “MR” or “Merensky” refers to Merensky Reef, and “UG2” refers to Upper Group 2 Chromitite Seam. Due to rounding, table columns may not add. Project 1 tonnes are reported after deducting 14% for MR and 23% for UG2 for geological losses. Project 3 tonnes are reported after deducting 14% for geological losses.

Cautionary Note to U.S. Investors with respect to the information in the following tables and discussion: In the following tables, the Company uses the terms “measured resources,” “indicated resources,” and “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that measured and indicated mineral resources will ever be converted into reserves or that part or all of an inferred resource exists or is economically or legally minable. In the following tables, the Company also presents proven and probable reserves calculated under NI 43-101, which differs from the standards of SEC Industry Guide 7. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, the disclosure below may differ materially from the reserve estimates and other disclosures that would be provided by a U.S. public company.

Platinum Group Metals Ltd.
2012 Annual Information Form

Reef	Resource Category	Tonnes (million)	Grade (4E) (g/t)	Mining width (meters)	Prill Split (4E)				Ozs (millions) (1)
					Pt	Pd	Rh	Au
Project 1 Resources (2)
MR	Measured	6.603	8.38	1.33	64%	27%	4%	5%	1.779
UG2	Measured	7.464	4.26	1.34	63%	26%	10%	1%	1.022
MR	Indicated	11.183	7.25	1.24	64%	27%	4%	5%	2.607
UG2	Indicated	19.209	4.46	1.39	63%	26%	10%	1%	2.754
MR	Inferred	0.154	8.96	1.06	64%	27%	4%	5%	0.044
UG2	Inferred	0.022	3.91	0.83	63%	26%	10%	1%	0.003
Project 3 Resources (3)(4)
MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.940
MR	Inferred	0.443	5.34	1.14	64%	27%	4%	5%	0.076

Notes:

(1)

The Company has a 74% interest in these mineral resources. New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling, could result in changes to the estimated mineral reserves for Project 1.

(2)

The Qualified Person for the information in the table above respecting Project 1, derived from the Project 1 Report, is Charles Muller, who was independent of the Company as of the date of the Project 1 Report.

(3)

The Qualified Person for the information in the table above with respect to Project 3, derived from the Project 3 Report, and as supplemented, is Charles Muller, who was independent of the Company as of the date of the Project 3 Report.

(4)

Subsequent to the publication of the Project 3 Report in October 2010, further analysis, scoping work and optimization of mineral resource block perimeters has resulted in small improvements (less than 10% change) to the originally reported mineral resource estimate and it is these amended results that are reported herein.

A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a pre-feasibility study including adequate information on mining, processing, metallurgy, and economic and other factors that demonstrate, at the time of reporting, that economic extraction can be justified. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by the same level and factors as above. A proven mineral reserve implies that there is a high degree of confidence.

The conversion to proven mineral reserves was undertaken at 3.5g/t stope cut-off grade. Each stope has been fully diluted for mine modeling purposes by way of planned dilution and additional dilution for all aspects of the mining process. The base case for the 2009 UFS was modeled using three year trailing metal prices at September 2009, including US$1,343 per ounce platinum, at an exchange rate of R8 to the US Dollar. See table below:

METAL PRICES & EXCHANGE RATE		2009 UFS Case A 3 Year Trailing Prices	2009 UFS Case B Recent Prices
Platinum	(US$/oz)	1,343	1,295
Palladium	(US$/oz)	322	296
Rhodium	(US$/oz)	4,951	1,650

Platinum Group Metals Ltd.
2012 Annual Information Form

METAL PRICES & EXCHANGE RATE		2009 UFS Case A 3 Year Trailing Prices	2009 UFS Case B Recent Prices
Gold	(US$/oz)	807	997
Copper	(US$/tonne)	6,428	6,250
Nickel	(US$/tonne)	25,529	18,000
Rand/US$		8.00	8.00

Current spot prices of 4E in aggregate are higher than the base case long term metal prices as set out in the 2009 UFS, but are within the range (in aggregate, including exchange rates for the MR pricing) of the sensitivity analysis contained in the 2009 UFS. Tables detailing MR and UG2 Reserves for Project 1 as reported in the 2009 UFS follow below:

Mineral reserves presented below are a sub-set of measured and indicated mineral resources included in the 2009 UFS and take into account mining factors and are not in addition to the mineral resources.

Merensky Mineral Reserves Project 1(1)
	Tonnes (t)	4E (g/t)	Content (Moz 4E)
Merensky Proven	6,677,304	5.61	1.205
Merensky Probable	11,333,294	5.44	1.983
Total Merensky Mineral Reserves	18,010,598	5.51	3.188

Note:

(1)	The Company has a 74% interest in these mineral reserves. The Qualified Persons for the information in the above table with respect to Project 1, derived from the 2009 UFS, are Charles Muller, Gordon Cunningham and Tim Spindler, each of whom was independent of the Company as of the date of the 2009 UFS. Mineral reserves were calculated based on the mineral resources as reported and available at the time of the 2009 UFS. New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling could result in changes to the estimated mineral reserves for Project 1. At the time of writing the information available indicates non- material increase in aggregate Merensky and UG2 mineral reserves (less than 10%) from the mineral reserve estimate in the 2009 UFS, which is not reflected in the above table. As mine implementation planning continues, this may change.

UG2 Mineral Reserves Project 1(1)
	Tonnes (t)	4E (g/t)	Content (Moz 4E)
UG2 Proven	5,086,535	3.37	0.551
UG2 Probable	8,448,801	3.41	0.927
Total UG2 Mineral Reserves	13,535,336	3.40	1.478

Note:

(1)

The Company has a 74% interest in these mineral reserves. The Qualified Persons for the information in the above table with respect to Project 1, derived from the 2009 UFS, are Charles Muller, Gordon Cunningham and Tim Spindler, each of whom was independent of the Company as of the date of the 2009 UFS. Mineral reserves were calculated based on the mineral resources as reported and available at the time of the 2009 UFS. New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation level modeling, mine planning and scheduling could result in changes to the estimated mineral reserves for Project 1. At the time of writing the information available indicates a non- material increase in aggregate Merensky and UG2 mineral reserves (less than 10%) from the mineral reserve estimate for the 2009 UFS, which is not reflected in the above table. As mine implementation continues, this may change.

Platinum Group Metals Ltd.
2012 Annual Information Form

Listing of Individual Elements from 4E Mineral Reserve Statement
Metal	Reef	Category	Prill Split	Tonnage	g/t	Content
				Tonnes		Tonne	Moz
Pt	Merensky	From Proven 4E Reserve	64%	6,677,304	3.59	23.99	0.771
		From Probable 4E Reserve	64%	11,333,294	3.48	39.47	1.269
		Total	64%	18,010,598	3.52	63.46	2.040
	UG2	From Proven 4E Reserve	63%	5,086,535	2.12	10.79	0.347
		From Probable 4E Reserve	63%	8,448,801	2.15	18.16	0.584
		Total	63%	13,535,336	2.14	28.95	0.931
Pd	Merensky	From Proven 4E Reserve	27%	6,677,304	1.52	10.12	0.325
		From Probable 4E Reserve	27%	11,333,294	1.47	16.65	0.535
		Total	27%	18,010,598	1.49	26.77	0.861
	UG2	From Proven 4E Reserve	26%	5,086,535	0.88	4.45	0.143
		From Probable 4E Reserve	26%	8,448,801	0.89	7.50	0.241
		Total	26%	13,535,336	0.88	11.95	0.384
Rh	Merensky	From Proven 4E Reserve	4%	6,677,304	0.22	1.50	0.048
		From Probable 4E Reserve	4%	11,333,294	0.22	2.47	0.079
		Total	4%	18,010,598	0.22	3.97	0.128
	UG2	From Proven 4E Reserve	10%	5,086,535	0.34	1.71	0.055
		From Probable 4E Reserve	10%	8,448,801	0.34	2.88	0.093
		Total	10%	13,535,336	0.34	4.60	0.148
Au	Merensky	From Proven 4E Reserve	5%	6,677,304	0.28	1.87	0.060
		From Probable 4E Reserve	5%	11,333,294	0.27	3.08	0.099
		Total	5%	18,010,598	0.28	4.96	0.159
	UG2	From Proven 4E Reserve	1%	5,086,535	0.03	0.17	0.006
		From Probable 4E Reserve	1%	8,448,801	0.03	0.29	0.009
		Total	1%	13,535,336	0.03	0.46	0.015

The Qualified Persons for the information in the above table with respect to Project 1, derived from the 2009 UFS, are Charles Muller, Gordon Cunningham and Tim Spindler, each of whom was independent of the Company as of the date of the 2009 UFS and continue to be independent as of the date of this AIF.

Mineral Reserve Calculation Procedures and Assumptions

A probable mineral reserve is the economically mineable part of an indicated resource, and, in some circumstances, a measured mineral resource, demonstrated by at least a pre-feasibility study including adequate information on mining, processing, metallurgical, economic and other factors that demonstrate, at the time of reporting, that economic extraction can be justified. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by the same level and factors as above. A proven mineral reserve implies that there is a high degree of confidence. All permits, licenses and approvals need not be in place for the declaration of mineral reserves. The conversion to mineral reserves was undertaken for Project 1 in the 2009 UFS at a 3.5g/t stope cut-off grade from a mineral resource estimate supported by an NI 43-101 technical report as reported and available at the time of writing the 2009 UFS. Each stope has been fully diluted, comprising of a planned dilution and additional dilution for all aspects of the mining process. The inferred mineral resources are outside and in addition to the mineral reserves.

Platinum Group Metals Ltd.
2012 Annual Information Form

The mineral reserves for Project 1 are stated with certain risk factors, including but not limited to, mining projects risks as highlighted in the “Risks and Opportunities” section of the 2009 UFS. The author of the 2009 UFS complied with the SAMREC Code for reporting mineral resources and mineral reserves. The SAMREC code allows for a mineral resource or mineral reserve to be upgraded (or downgraded) if, amongst other things, economic, legal, environmental or permitting circumstances change. A set of geological and geostatistical rules have been applied for the mineral resource classification in the 2009 UFS, which also relies on the structural and facies aspects of the geology. These rules are consistent with the inferred, indicated and measured resource classification as set out in the SAMREC Code.

Canadian Securities Administrators have included the SAMREC Code as an acceptable foreign code for reporting of mineral reserves and mineral resources. As a result, issuers incorporated in Canada but with properties outside of Canada may report on mineral reserve and mineral resource categories as set out in NI 43-101 under the SAMREC Code. The definition of a mineral reserve or a mineral resource under CIM standards and the SAMREC Code are identical in effect, and hence no reconciliation is required for such instances where the SAMREC Code has been properly applied.

Mineral reserves are reported as inclusive of uneconomic material and dilution material delivered for treatment or dispatched from the mine without treatment, using the modifying factors as indicated in the basic grade equation as found in the 2009 UFS. A general sensitivity to project returns is provided in the UFS. A detailed sensitivity to social, marketing and permitting issues for mineral reserves is not part of the 2009 UFS.

2009 UFS

On January 10, 2007, the Company completed a positive pre-feasibility study for Project 1. During 2007, the WBJV commissioned the July 2008 Feasibility Study for Project 1, which study was published on July 7, 2008. Later, this report was revised effective June 10, 2009 and was then published on July 15, 2009. The July 2008 Feasibility Study, as revised, considered and outlined the details and mitigation of several considered projects risks, assessed in full detail, including metallurgical recoveries, smelting and refining costs, surface and mining rights, permits, and involvement of communities in compliance with the MPRDA.

The July 2008 Feasibility Study’s findings were positive for a platinum mine in the Project 1 area of the WBJV. The July 2008 Feasibility Study made a declaration of mineral reserves and outlined a scope for an underground mine producing 253,000 to 270,000 4E ounces per annum platinum, palladium, rhodium and gold in concentrate.

Subsequently, the 2009 UFS was published containing a revised mineral resource estimation for the Project 1 area. The revised mineral resource estimation indicated that measured and indicated mineral resources had increased as a result of further drilling in the Project 1 and 1A areas. The 2009 UFS recommended a series of five simultaneous declines (three at a central location and two at a southern location) accessing the deposit with a mining rate of 156,000 tonnes per month. Mining is only scheduled on the mineral reserves. Mineral resources in the Project 1 area and lower grade UG2 mineral resources also provide some future opportunities.

In 2011 the central declines in Phase 1 were re-engineered to be a twin decline arrangement rather than three declines as laid out in the 2009 UFS. The decline path and initial mine plan blocks were amended as detailed mine plans were developed. The mining rate was scheduled at 160,000 tonnes per month.

Platinum Group Metals Ltd.
2012 Annual Information Form

As in the 2009 UFS, a second, south box cut and twin decline access were required in the current mine plan. This value engineered outcome allows similar movement of tonnes, men and equipment as modeled in the 2009 UFS, while improving efficiencies and reducing costs.

The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent mines. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life. Value engineering in 2011 suggests the conveyor could be utilized sooner in the first years of mining.

The MR is modeled to be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 will be mined at widths between 105cm and 205cm at an average of 153cm. At the recommended mining rate and using industry standard modifying factors or assumptions, the mine plan is projected to generate, on average, 275,000 4E ounces in concentrate per year (from a range of approximately 234,000 to 300,000 4E ounces produced in any given year) during nine years of peak production. The mine has a 22 year planned mine life. The Qualified Persons who authored the 2009 UFS have reviewed the most recent mine plan and the steady state production profile for MR tonnes and early production. This revised profile is substantially unchanged from the 2009 UFS. Planning, scheduling and modelling work was carried out as part of Lenders’ due diligence and project implementation and subsequent to recent infill drilling as described above.

Infrastructure

The Project 1 mine infrastructure in the estimates as set out in the 2009 UFS includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production.

In 2011, Maseve entered into an agreement with Magalies Water (“Magalies”) for a temporary 0.5 megalitre/day (“ML/day”) water supply. The construction of a water pipeline to site is complete and it was built at a scale capable of handling a volume of water suitable for full scale production for Project 1. The temporary water supply is now in service. An off-take agreement with Magalies for a permanent water supply of 6 ML/day is being finalized and service is slated to be provided when required in late 2013 or in 2014.

When the permanent water supply of 6 ML/day is to be delivered, Magalies plans to initially provide the service from existing capacity in the nearby Mafenya Reservoir, which is a part of the Pilanesberg Water Scheme, and which currently supplies the area surrounding Project 1. The source of bulk water supply in the future will be the Vaalkop Water Treatment Works at the Vaalkop Dam, approximately 60km from the Project 1 mine site. At present, Magalies has stated that they have sufficient water at the Vaalkop to supply water to the Project 1 mine site and to future users, but at present they do not have sufficient pipeline capacity to supply the volume of water required to the Mafenya Reservoir. In the future, when other users in the area of Project 1 are scheduled to begin consumption of water, Magalies plans to upgrade the regional and local pipeline infrastructure in order to bring water from Vaalkop to the Mafenya Reservoir. Portions of the regional water infrastructure upgrade for the Pilanesberg North and South water schemes are reported to be already under construction by Magalies. See “Risk Factors”.

During 2010 and 2011, the Company paid deposits to ESKOM of R51.71 million (approximately $6.08 million at August 31, 2012) of R142.22 million in estimated costs (approximately $16.73 million at August 31, 2012) for ESKOM’s work in designing infrastructure for the delivery of construction power and commercial production power to the property. A construction supply of 1.5 megavolt ampere (“MVA”) was installed to the property in 2012. Power lines and a sub-station at commercial scale have been installed and preparations for delivery of a 10 MVA supply are in progress. The transformers and switch gear for the 10 MVA supply have been delivered and installed. Commissioning of this 10 MVA service is expected in early 2013. A 10 MVA supply is sufficient for initial underground development and plant commissioning.

Platinum Group Metals Ltd.
2012 Annual Information Form

Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently under construction. Delays in delivery of the full power supply are not anticipated at this time. See “Risk Factors”. During 2012 Maseve purchased, installed and commissioned on site a 2.2 MVA diesel generator in order to provide stand-by power in the event of a shortfall or service failure from ESKOM. This generator ensures that lighting, ventilation, air compressing and water pumping capacity can be maintained even without ESKOM power. A second generator of similar size is planned to be acquired for Phase 2.

In October 2012, ESKOM announced that it will apply to the National Energy Regulator of South Africa for permission to raise tariffs by 16% per annum from 2013 to 2018. If approved, an annual 16% increase, which includes three percent to support independent power producers, would approximately double the cost of electricity per kilowatt hour by 2017. This escalation is within the general sensitivities for total costs as considered in the 2009 UFS. Increased power costs will affect all producers of platinum in South Africa.

Surface milling and tailings facilities as well as underground equipment and mobile fleet requirements for Project 1, are currently at a sufficient level of design to allow cost estimation at a feasibility level. Designs, equipment specifications, detailed listings and cost estimates were reviewed and updated in detail in April 2012 as a part of the Lenders’ due diligence process. In the event of completion of Phase 2 funding, comprised of the proposed Project Loan Facility and equity expected to be raised or provided by the Company and Wesizwe, acquisition and ordering of equipment will commence and final designs will be completed. It is anticipated that a period of two years will be required to complete final designs, order and procure equipment and build the required facilities for full scale production.

Metal Recovery

The 2009 UFS design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the BIC operating on the same reefs. The plant is designed with circuits that can process MR, UG2 or a blended feed. The MR is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and re-costed on current terms, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of combined platinum, palladium, rhodium and gold on the MR and 82.5% on the UG2. Recoveries of 45% for nickel and 70% for copper are also modeled for the MR. Ruthenium and iridium are also included as minor contributors. Further metallurgical test work was completed in 2012 and was utilized by the Company for project implementation and negotiations on final off-take terms. The current metal recovery assumptions and indicative off-take terms are not materially different from those in the 2009 UFS. See “Smelter Terms” below.

Smelter Terms

The 2009 UFS includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the relevant Qualified Person for the 2009 UFS believes the deductions used in the 2009 UFS financial model are indicative of deductions current in this industry. Estimated deductions in the 2009 UFS include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue.

Platinum Group Metals Ltd.
2012 Annual Information Form

On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its 60-day right of first refusal to purchase the off-take of concentrate from Project 1 on terms equivalent to terms agreed to by Maseve with another commercial off-taker. As at the date of this AIF, formal legal agreements are in the process of being drafted based on the third party indicative terms described above. The indicative terms from the other commercial off-taker do not vary substantially from the terms modeled in the 2009 UFS; however, no assurances can be provided that the agreements will be finalized on such terms or at all.

Project 1 Financial Overview

The base case for the 2009 UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of R8 to the U.S. Dollar and a 10% discount rate, resulting in a pre-tax net present value of US$475 million for the project on a 100% of project basis. Applying a 5% discount rate resulted in a pre-tax net present value of US$981 million on a 100% of project basis. The 2009 UFS model does not include escalation of costs or metal prices due to inflation. The base case also calculated a strong Internal Rate of Return (“IRR”) (pretax) of 23.54% .

Average life-of-mine cash operating costs to produce concentrate was estimated at R525 per tonne (approximately US$65.66) of ore or R4,208 (approximately US$526.17) per 4E ounce on a life of mine basis in the 2009 UFS. Operating costs and underground development costs were increased from those in the July 2008 Feasibility Study primarily as a result of mining related cost including labour increases. The MR layer will be mined in the first 13 years of production and the MR basket price per 4E ounce was modeled at US$1,185 (3 year trailing prices in October 2009) and US$1,025 (recent prices to October 2009). The UG2 layer represents the balance of the production. The UG2 basket price per 4E ounce was modeled at US$1,433 (3 year trailing prices in October 2009) and US$1,068 (recent prices to October 2009). The model included a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with nine years at a steady state of production of 234,000 to 300,000 ounces per year (275,000 4E ounces per year on average over the nine year steady state period). The capital cost for the mine and concentrator complex were estimated at R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding. The life of mine capital cost estimate was reduced from that in the July 2008 Feasibility Study by US$89 million as a result of changes in design to use mostly grid power rather than self-generated power and improvements in mine design.

A portion of the proceeds of the October 2010 Financing were used to initiate a Phase 1 development and bulk sample program, budgeted at US$100 million, to begin sinking twin declines into the central part of the Project 1 deposit. Phase 1 funds are also being used to commence surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development. Such work included detailed implementation preparations, including working with the key potential contractors and suppliers of water and power.

Based on post-2009 UFS work completed by the Company, a revised cost budget estimate for inclusion in a financial model for the Lenders was completed in April 2012. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under the Phase 1 development program currently underway. Some aspects of the project are currently being priced at or below 2009 UFS level, while escalation is being seen in other cost areas, such as consumable inputs, labour, construction and capital equipment. The revised peak funding estimate, which is calculated in Rand, was published in April 2012 and includes both Phase 1 and Phase 2 in their entirety. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009.

Platinum Group Metals Ltd.
2012 Annual Information Form

The revised estimate of peak funding takes into account the net results of cost escalation versus savings through operations, value engineering and favourable metal price movements. As at November 15, 2012, the Rand has weakened to approximately R8.93 to the US$ versus the 2009 UFS long term assumption of R8 to the US$. This has the effect of reducing the US$ denominated peak funding for the project. In addition, as at November 15, 2012, the Merensky basket price per 4E ounce is approximately US$1,307 as compared to the 3 year trailing market price (US$1,185 in September 2009) and the recent market price (US$1,025 in September 2009) cited in the 2009 UFS.

Costing and engineering estimates are ongoing as expected during project implementation. Indicators, based on current information, are that the revised peak funding requirements for Project 1 have not changed materially from the sensitivity ranges considered in the 2009 UFS. Current general estimates of steady state production remain unchanged. The Company has also concluded that the net effect of the above changes in costs and estimates, when included in a calculation of economic cut-off grade as part of an assessment of mineral reserves and mineral resources for Project 1, results in a non-material (less than 10%) reduction in mineral reserves from the estimates contained in the 2009 UFS.

The magnitude of potential ongoing cost increases are difficult to estimate. Anticipated changes in costs create risks that have not been estimated at feasibility levels as project construction advances; however, at this time the sensitivity levels for total costs in the 2009 UFS have not been exceeded. Many escalation risks are mitigated by the fact that the majority of the world’s platinum production comes from South Africa and its operating environment. The Company believes that, as a result of the concentration of world production in South Africa, increased project costs for the South African mining industry as a whole may result in higher prices, effectively passing such costs on to consumers.

Once the required financing for Phase 2 of Project 1 is established, the Company intends to commence Phase 2 development. As designed in the 2009 UFS, Phase 2 will include a second, southern twin decline access into the ore body as well as milling, concentrating and tailings facilities and extensive underground development. Plant and facility construction and commissioning are estimated to take two years to complete. Full commercial production at steady state is estimated to occur after a two-year ramp-up period subsequent to the commissioning of the plant.

Recent Developments – Project 1

The Company considers safety at the Project 1 platinum mine to be its first priority. The Company is pleased to report that to date approximately 950,000 man hours have been recorded with a lost time injury frequency rate of 0.21, reflecting very good safety performance. Regular training sessions and high standards and vigilance by all participants on site are key components to maintaining a safe work place.

The Company has completed approximately 80% of the Phase 1 development, including the sinking of a twin decline into the central part of the Project 1 deposit. The Phase 1 program was budgeted at approximately US$100 million, of which the Company will contribute US$74 million and US$26 million is being drawn down from the Escrowed Maseve Funds held for Wesizwe’s share of costs. At present, Phase 1 of Project 1 is approximately 10 weeks behind original schedule at its commencement, but remains on budget based on work completed versus planned work for money spent. Schedule delays occurred as a result of the time taken to obtain permits, sub-optimal civil contractor performance early in Phase 1 related to electrical procurement, construction of sumps and high wall steel work installation. These delays then caused difficulty in the scheduling of duties and handover between civil and underground contractors. Initial underground mining cycle times and face advance were less than planned as well, a situation which was later rectified.

As indicated by cover drilling, the first 30 to 50m vertical at the location of the central box cut and south box cut required substantial ground support consisting of roof bolts, resin injection, mesh and steel sets. Ground conditions at the portals are consistent with those found at the other shafts and declines operating in the vicinity. The central box cut excavation brings the working area down an access ramp from surface for 128m linear and 20m vertical to where the portals enter the underground. From the portal entrance the declines are now approximately 770m linear and approximately 137m vertical into the underground. Ground conditions have improved with depth as expected. After a training and ramp-up period from May 2012 to June 2012, crews are regularly achieving rates of face advance in each of the two headings at more than the planned 100m per month as described in the 2009 UFS.

Platinum Group Metals Ltd.
2012 Annual Information Form

At full capacity, the Project 1 mine is estimated to require a maximum water supply of six ML/day. An agreement between Maseve and Magalies for a permanent water supply of six ML/day is being negotiated and service is expected to begin when required in late 2013 or in 2014. Magalies currently has existing capacity to supply Project 1 as it currently operates, but will need to complete new regional infrastructure to meet expected demand in the future as Project 1 reaches production. See “Project 1 and Project 3 of the WBC Project – Infrastructure”. The water off-take agreement with Magalies is in agreed form, has been signed by Maseve and is awaiting signature by Magalies. Although no assurances can be provided, the Company anticipates that the formal water off-take agreement will be fully signed by November 30, 2012. See “Risk Factors”.

In September 2011, a central box cut excavation, consisting of a concrete ramp, an 18m high wall and collars, was completed on Project 1. Substantial surface infrastructure was also constructed.

In October 2011, the first undercut blasts to commence underground development were carried out. During the first fiscal quarter, underground mining contractor JIC mobilized to site to construct maintenance buildings and facilities, and then commenced work into the underground on the planned twin barrel decline system.

In February 2012, the Company purchased three pieces of mobile equipment for addition to the fleet on site, utilizing savings recognized to date out of the Phase 1 budget to make the purchase. An underground dump truck and a load-haul-dump machine were delivered to site in February 2012. A double boom jumbo drill rig was delivered to site on April 2012. This equipment was acquired to provide back up for the existing fleet deployed on the development of the central declines and to ensure equipment is on site for the development of the southern declines. In addition to the above, a 2.2 MVA stand-by generator was purchased and delivered to site in March 2012.

On April 4, 2012, Maseve was granted the Mining Right (which was notarially executed on May 15, 2012 and registered on August 3, 2012). The Government of South Africa undertook a rigorous review, consultation and approval process, which was completed within 12 months of the Maseve’s formal mining right application. The grant of the Mining Right includes the approval of Maseve’s Social and Labour Plan and EMP.

During 2012, a planned south box cut for declines in the southern area of the mine was taken from the Phase 2 plan and added to the Phase 1 scope of work. To cover this cost, an electrical deposit included in Phase 1 (but not due to be paid to ESKOM until 2014) was moved from Phase 1 to Phase 2 of the overall mine development plan. As of the date of this AIF, the south box cut is substantially complete and ready for the turn under into underground mining as soon as Phase 2 begins.

In April 2012, Maseve posted an environmental rehabilitation guarantee of R58.5 million (approximately $7.56 million at the time) as a requirement of Maseve’s mining right application. In October 2012, Maseve entered into an agreement with a third party insurer whereby a bond would be posted to the credit of the DMR against the Company’s R58.5 million environmental guarantee for its Mining Right. A formal process for return of the full environmental guarantee amount of R58.5 million plus accrued interest is in process and Maseve expects return of these funds to it before the end of calendar 2012. As a term of the agreement with the third party insurer, in October 2012, Maseve posted R12 million on deposit with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately R12 million per annum until the full amount of the environmental guarantee is returned and the third party arrangement will be wound up or renewed at Maseve’s election. Interest on deposits will accrue to Maseve and Maseve will pay an annual fee of approximately R600,000 to the insurer.

Platinum Group Metals Ltd.
2012 Annual Information Form

On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of ore or concentrate produced from Project 1 and Project 3. Formal legal agreements are in the process of being drafted based on indicative terms that are not materially different than those modeled in the 2009 UFS; however, no assurances can be provided that the agreements will be finalized on such terms or at all.

Additional Developments from the Prior Year (Fiscal Year 2011)

Upon completion of the October 2010 Financing, the Company approved and initiated the Phase 1 program. On August 31, 2012, the Company held remaining cash on hand, including earned interest, in escrow for Wesizwe of approximately R273 million ($32.15 million).

In October 2010, PTM RSA appointed Mr. Thys Uys, a Professional Engineer with more than 21 years of management experience in project feasibility and implementation in South Africa, to lead and direct project implementation of Project 1. An owner’s team consisting of people who have previously worked with Mr. Uys on large-scale mining construction projects has also been appointed, including a dedicated quantity surveyor for cost engineering services, contract and capital control administrators and a permitting consultant responsible for the Company’s Environmental Impact Assessment and Management Plan. In September of 2011, PTM RSA hired Mr. Pran Maharaj, a Professional Engineer with many years of management and operational experience in the mining industry. Later, in early 2012, Mr. Maharaj took over from Mr. Uys as project manager.

In December 2010, the Company appointed DRA as EPCM contractor for surface infrastructure and underground development. DRA has assigned approximately 30 full-time professionals to oversee and plan the execution of the development of surface infrastructure, power delivery, water delivery, civil works and excavations and the development of underground tunnels to access ore during Phase 1 construction. DRA’s scope of work includes engineering, design, construction management, administration and cost and schedule control.

In February 2011, Maseve posted an environmental rehabilitation guarantee in the amount of R9.47 million (approximately $1.30 million at the time) with The Standard Bank of South Africa under call to the DMR, a requirement of the Company’s bulk sample permit application, which was subsequently granted.

In late March 2011, the Company received a positive record of decision from the DMR for its detailed underground development plans and EMP, including the taking of a bulk sample. The consent of the DMR requires compliance with underlying regulations related to health, safety and environment. An update to the public participation process, including project publication, placement of notices and public meetings with local government and interested and affected parties is underway.

During February, March and April 2011, the Company conducted approximately 16,850m of infill drilling on the near surface portions of the Project 1 platinum deposit in order to gain more detailed information for metallurgical, geotechnical, mine planning and scheduling purposes. As a result of this work, refinements to the scheduled mining during the first three or four years of the planned Project 1 mine life were modeled and implemented.

Civil construction for Phase 1 began in May 2011 with the mobilization of civil contractor Wilson Bayly Holmes-Ovcon (“WBHO”) who is responsible for major surface infrastructure excavation and construction. The box cut excavation was completed in mid-September 2012. WBHO executed the first undercut blasts to commence underground development in October 2012.

In July 2011, the Company awarded JIC the contract to develop the twin 1,200m underground decline tunnels into the center of the Project 1 platinum deposit. JIC took over underground development from WBHO in mid-October. JIC is operating as one of the underground mining contractors at the producing Bafokeng Rasimone platinum mine immediately adjacent to Project 1 and currently operates as underground mining contractor on another six platinum mines and one chrome mine in South Africa, employing 7,200 people. JIC has a good safety record and has invested in an accredited training facility near to Project 1. Total primary underground development cost for Phase 1 based on the JIC contract is estimated at R206.85 million (approximately $28.90 million on August 31, 2011). An initial pre-payment of R25.0 million (approximately $3.55 million on July 11, 2011) was released to JIC after JIC provided an appropriate form of performance guarantee. A further retention amount of R20.69 million ($2.94 million on July 11, 2011) was released to JIC approximately ten days later. JIC is paid according to progress invoicing.

Platinum Group Metals Ltd.
2012 Annual Information Form

In September 2011, the Company purchased an owner-controlled “Wrap-Up Liability” insurance policy (the “Wrap-Up Policy”) covering contractors and sub-contractors on the Project 1 work site until completion of the construction of the mine, including shaft complex, ramps, concentrator plant, tailings dam and all associated infrastructure. The Wrap-Up Policy period runs from June 24, 2012 and extends to no later than June 23, 2013 and provides coverage for up to R173.1 million (approximately US$25 million) of liability per accident, subject to industry standard terms, conditions and deductibles. The Company has also purchased “Course of Construction” insurance for Project 1 to cover up to R630 million in property value in the event of loss or damage during all construction phases, once again subject to industry standard terms, conditions and deductibles. The estimated cost for approximately three years of coverage for the above two policies is approximately $440,000. Additional insurance will still be required once Phase 2 construction commences and for mine operation. During 2011, the Company completed a comprehensive risk assessment for Project 1 with the assistance of an international insurance brokerage firm.

Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development have been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and our training plans, the project is planning for 2,700 jobs with a target of at least 30% from the local communities. The Company is committed to a strong community involvement in the project particularly as Wesizwe is a 26% partner in the project and one of their largest shareholders is a community near the mine. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, RBS. See Recent Developments - Project 1.

Additionally, the mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine projected in 2031.

Waterberg Venture, South Africa

The Waterberg Project is one of a group of exploration projects that came from a regional target initiative by the Company conceived in 2007 and 2008 and executed over the past two years. The project targets a previously unknown extension to the North Limb of the Bushveld Complex in South Africa. The Company targeted this area based on concepts and ideas provided by a team of South African geoscientists and its own detailed geophysical, geochemical and geological work along trend from the previously mapped end of the north limb. The detailed geophysical and other work indicated potential for a package of Bushveld Complex rocks under the sedimentary Waterberg formation cover rocks. Previous mineral exploration activities in the area were limited due to the extensive sedimentary cover. Exploration by the Company therefore progressed through preliminary exploration activities to delineate initial drill targets and is now focused primarily upon drilling now that a deposit has been discovered.

Technical information in this AIF regarding the Waterberg Project is derived primarily from information contained in the following technical report:

Platinum Group Metals Ltd.
2012 Annual Information Form

1.

“Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” located on the Northern Limb of the Bushveld Complex, with an effective date of November 5, 2012, prepared by Kenneth Lomberg (the “Waterberg Report”).

The Waterberg Report is subject to certain assumptions, qualifications and procedures described therein. Readers are directed to review the full text of the Waterberg Report, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

Property Description and Location

The Waterberg Project is located approximately 70km due north of the town of Mokopane (formerly Potgietersrus). The project consists of a registered new order prospecting right granted by the Government of South Africa comprised of a contiguous area of 137km2.

Location of the Waterberg Project Properties

PTM RSA applied for a prospecting right for the Waterberg Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right for the requested area. Later in October 2009, PTM RSA entered an agreement with JOGMEC and Mnombo (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

Under the terms of the JOGMEC Agreement any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the joint venture, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo from its shareholders in exchange for cash payments totaling R1.2 million and agreeing to pay for Mnombo’s 26% share of project costs to feasibility (bringing the Company’s share of project costs to 63%). When combined with the Company’s 37% direct interest in the Waterberg Project (taking into consideration the JOGMEC earn-in), the 12.974% indirect interest held by the Company through Mnombo brings the Company’s effective interest in the Waterberg Project to 49.974% . To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged South Africans as defined by the MPRDA and the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) and is a qualified BEE corporation under the BEE Act. See “Risk Factors”.

Platinum Group Metals Ltd.
2012 Annual Information Form

In April 2012, JOGMEC completed its US$3.2 million earn-in requirement as described above and PTM RSA, Mnombo and JOGMEC became parties to an unincorporated joint venture regarding the Waterberg Project. Since that time, the Company has spent approximately US$4.44 million on exploration expenditures to September 30, 2012. Of this amount US$1.12 million was applied to Mnombo’s initial funding obligation and the balance of approximately US$3.32 million was applied to the Company’s and Mnombo’s ongoing 63% combined pro-rata share of costs. Post earn-in, JOGMEC, Mnombo and the Company approved a 2012 forward exploration budget for the Waterberg Project in the amount of US$8.37 million. The Company’s recent expenditure on behalf of the joint venture of approximately US$3.32 million on exploration as described above is a part of this approved budget. As of the date of this AIF, JOGMEC has funded US$2.0 million of its US$3.10 million share of the 2012 forward exploration budget.

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the west (one farm for 3,938ha), north (one farm for 6,272ha) and east (one farm for 1,608ha) of the existing Waterberg Project. If granted by the DMR, these three new prospecting rights would cover a total of 118km2 will become a part of the existing joint venture with JOGMEC and Mnombo, bringing the total area in the joint venture to 255km2.

The Company has also applied to the DMR for further prospecting rights totaling 66,539ha adjacent to the north and east of the existing and applied for joint venture area. If granted by the DMR, this 665.39km 2 area of new prospecting rights would not be included in the existing joint venture. The Company would hold a direct 74% interest and Mnombo would hold a 26% interest in this new area, leaving the Company with an 86.974% effective interest. The Company currently owns no surface rights in the area of the Waterberg Project.

Permits and Royalties

The Company operates on the Waterberg properties by authority of a prospecting right granted by the DMR. Additional rights on adjacent properties are currently under application. The current prospecting right expired on September 1, 2012 and an application, together with the required supporting documentation, for the renewal of the current prospecting right for a further period of three years from September 2, 2012 to September 1, 2015 was filed and duly acknowledged by the Regional Manager, Limpopo Region, DMR. Under the MPRDA a prospecting right in respect of which an application for renewal has been lodged shall, despite its stated expiry date, remain in force until such application has been granted or refused.

All environmental requirements on properties underlying prospecting rights are subject to the terms of a current EMP approved by the DMR prior to commencement of work on the properties. At Waterberg, all rehabilitation of drillhole sites and access roads required in terms of an approved EMP has been completed or are ongoing. In addition, the required deposits into the approved environmental rehabilitation trust in respect of related potential liabilities are up to date. There are no other known environmental liabilities on the properties. All the necessary permissions and permits in terms of the environmental liabilities have been obtained. There are no known encumbrances of an environmental nature that may restrict the exploration of the properties.

Platinum Group Metals Ltd.
2012 Annual Information Form

Apart from annual prospecting fees and potentially, mining royalties due to the Government of South Africa, there are no other royalties, payments or back in rights due to any third party with regard to the licences or applications comprising all of the Waterberg Project. See “Risk Factors”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Waterberg Project is 70km north of the town of Mokopane (formerly Potgietersrus) in Seshego and Mokerong 2 districts of the Limpopo Province. Mokopane provides a full spectrum of local and urban infrastructure. The Waterberg Project is situated 13.5km from the N11 national road that links Mokopane with the Groblers Bridge border post to Botswana. The current drilling area is 32km from the N11 National Road. Access to the area from the national road is by unpaved roads that are generally in a reasonable condition. The climate is semi-arid with moderate winter temperatures and warm to hot in the summer. The majority of the 350-400mm of average annual rainfall occurs November to March. Climatic conditions have virtually no impact on potential mining operations in the project area. Mining and exploration activities can continue throughout the year. The project area to the west and east is relatively flat but the area in the central part of the project area is more mountainous with some steep near vertical cliffs and an elevation difference of 160 - 200m. The lowest point in the prospecting right area is at 880m amsl and the highest point at 1365m amsl. The drilling has been undertaken on the eastern flat area with an elevation of approximately 1000m amsl. The vegetation is typically bushveld vegetation. The Seepabana River cuts across the south-western side of the project area from east to west. The remainder of the area has non-perennial rivers.

The Waterberg Project is located in an area of sparse population with a few small communities located on or near the project area, although most of the area of the known deposit is largely free from development. The area is farmed by the local people who grow crops on a limited scale and farm cattle. A workforce of skilled and un-skilled personnel for exploration purposes is available in the general vicinity, including larger urban centres at Mokopane and Polokwane. The Company typically brings trained crews and skilled persons from its other South African operations on a rotation basis to provide the majority of labour for the project.

Should a decision to mine on the project area ever be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

The Limpopo Province area is a scarce water resource area and, to date the Company has not selected a preferred method of obtaining water. In South Africa the use of water resources requires a water licence. All mining operations require an integrated water use licence for all new water uses and a detailed study of the water balance in the area must precede an application for a licence. If the Company should take a decision to mine at Waterberg, it would have to establish sources of water and develop the infrastructure required to transport water to the project area, subject to a water use licence, on an economically viable basis.

Electrical energy, telephone service and other infrastructure components are available in the vicinity of the Waterberg project area and are sufficient for exploration work. Large-scale infrastructure, such as high-voltage electrical lines and large volumes of water, are available for development or access at moderate distances. ESKOM’s new 4.3 gigawatt Medupi power station and a 400/132 kilovolt transmission substation are scheduled to come online by mid-2013, which is expected to strengthen the local power network.

History

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Surface mapping has been undertaken but most of the area surrounding the Waterberg mountains is covered by Waterberg sands and, as such, mapping in these areas has provided no information as the Bushveld is sub outcropped below Waterberg sediments.

Platinum Group Metals Ltd.
2012 Annual Information Form

In March 2010 (two sampling lines) and later during December 2011 and January 2012 (two additional lines), geochemical soil sampling was undertaken. A total of 601 samples, of which 255 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected during this process.

Approximately 60 lines of geophysical survey using gravity and magnetics were traversed in March 2010. A second phase of geophysical survey was also conducted on the farm Ketting from August 2011 to September 2011.

Geology and Exploration

In the vicinity of the Waterberg Project, the rocks of the Bushveld Complex are overlain by the 120m to 620m thick Waterberg Group, which is a sedimentary package predominantly made up of sandstones, with some conglomerates present as well. The Waterberg package has dip angles up to 50º and is generally a near horizontal package.

Igneous lithologies of the Bushveld Complex underlie the Waterberg Group starting with the upper zone, then underlain by the main zone. Upper zone lithologies consist of magnetite gabbros and gabbronorites. Upper zone lithologies and the lower magnetite layer of the upper zone have been intersected on the southern portion of the project property.

The main zone hosts the discovered PGE mineralized layers in its cyclic sequences of mafic and felsic rocks. The main zone is 150m to 900m thick. It is predominantly composed of gabbronorite, norite, pyroxenite, harzburgite, troctolite with occasional anorthositic phases, with more mafic rock material such as harzburgite, and troctolites that partially grade into dunites towards the base of the package.

The base of the Bushveld Complex main zone package is marked by the presence of a transitional zone that constitutes a mixed zone of Bushveld and altered sediments/quartzites before intersecting the Transvaal sequence basement quartzite, metaquartzite and metasediments.

Structurally, the area has abundant intrusives in the form of thick dolerite and granodiorite sills or dykes, predominantly in the Waterberg package. A few thin sills or dykes were intersected within the Bushveld Complex package. Faults have been interpolated from the aerial photographs, geophysics and sectional interpretation. The faults generally trend east-west across the property and some are north-west and south-west trending.

A general dip of 28º towards the west is observed from borehole core for the layered units intersected on Waterberg property within the Bushveld package. However, some blocks may be tilted at different angles depending on structural and/or tectonic controls. Generally the easterly up-dip edge of the Bushveld package strikes southwest to northeast.

Drilling

Based on the exploration combined with the target generation, diamond drilling at the Waterberg Project commenced in 2010. Exploration has thus been largely driven by drilling. Target generation for drilling at the Waterberg Property by the Company was based primarily on the results of geochemical sampling and geochemical surveys. Two boreholes were initially drilled for a total of 1934.77m between July and October 2010. Drilling resumed in 2011 with a third borehole. The intersection of copper, nickel and PGE mineralization in this borehole led to the extension of the drilling campaign such that in 2012 drilling with up to ten diamond drill rigs was undertaken.

A total of 32,0943m of core has been drilled by the end of July 2012 comprised of 27 boreholes completed or are in progress and 58 deflections. The results of only 16 boreholes were available for the initial mineral resource estimate announced by the Company on September 5, 2012. A basic 250m by 250m E-W/N-S grid has been used to place the boreholes where possible. At the date of this AIF, approximately 44 boreholes have been drilled or are in progress. Drilling in some areas proved to be difficult due to bad ground formations in the overlying Waterberg sediments and some boreholes had to be re-drilled a few metres away or totally abandoned and moved to new sites. One hole outside of the resource area encountered high water pressure to the extent that the hole is currently an artesian source of water.

Platinum Group Metals Ltd.
2012 Annual Information Form

The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW. The borehole locations, together with the geology and assay results, are plotted on plan. Regularly spaced sections are drawn to assist with correlation and understanding of the geology. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information. Suitable drilling has been undertaken with appropriate standards in place to ensure that the data is suitable for use in geological modeling and mineral resource estimation. Appropriate conclusions and follow-up work is being completed.

Mineralization

PGE mineralization at Waterberg within the Main Zone of the Bushveld package is hosted in two main layers: the ‘T- layer’ and the ‘F – layer’. The T - layer is mainly composed of anorthosite, gabbroic pegmatoid, pyroxenite, troctolite, harzburgite, gabbronorite and norite. The F - layer is hosted in a thick package of troctolite towards the base of the Main Zone and the mineralization in this package is concentrated in pyroxenitic / pegmatoidal pyroxenitic and harzburgitic bands. The mineralization in the Waterberg Project area generally comprises sulphide blebs, net-textured to interstitial sulphides and disseminated sulphides within gabbronorite and norite, pyroxenite, harzburgite.

On November 5, 2012 the Company announced that new drill intercepts have approximately doubled the strike length of the Waterberg Project. The prospective geology with PGE mineralization has now been intercepted in drilling for approximately 5.5km of strike length (approximately North 40º East) along the eastern edge of the granted prospecting licences. See “Mineral Resource” below. The deposit remains open northward along strike and eastward up-dip where it runs onto prospecting license areas under application to PTM RSA as described above. Results announced included 24.00 meters grading 4.32 g/t 2E +Au within a larger intercept of 58.00 meters of 2.98 g/t 2E+Au (Hole WB027). Results also include 11.5 meters grading 7.18 g/t 2E + Au (Hole WB031) and 8.5 meters of 4.8 g/t 2E+Au (Hole WB-034). These latest “F” layer intercepts are located on strike to the north of the area where the 6.6 million ounce inferred mineral resource estimate detailed herein was identified. The grade-thickness on the “F” layers is increasing as exploration progresses to the north.

Mineral Resource

Based on exploration and drilling results to end of July 2012, an initial 6.6 million ounce 3E inferred mineral resource estimate for the T- and F-layer mineralization on the property Ketting 368LR within the Waterberg Project area was announced by the Company on September 4, 2012. The mineral resource estimate considers the first 16 holes drilled on the project area, with deflections, completed to July 31, 2012. Since that time approximately another 28 holes, with deflections, have been completed or are in progress as at the date of this AIF. Drilling with ten rigs continues.

The initial inferred mineral resource estimate covers the first 1.8km of T-layer and 2.8km of F-layer strike length starting from the southern boundary of the property position. The F mineralized layers have now been intercepted in boreholes up to 2.7km north of the initial mineral resource area.

The inferred mineral resource estimate includes both “T” and “F” mineralized layers. The most important layers are the three to six metre thick “T1” and “T2” layers. The T layers are very well correlated in terms of geochemical markers and lithology and have a characteristic metal split of approximately 48% palladium, 29% platinum and 23% gold. Within the “F” layer are two sub-layers which are approximately 5.25m thick on average, having an approximate metal split of 63% Palladium and 33% Platinum.

Platinum Group Metals Ltd.
2012 Annual Information Form

The T layers have been intercepted from 140m below surface to 1,375m deep. For the initial inferred mineral resource estimate, the T and the F layers have been modeled to 1,000m below surface depth. The T layers appear to truncate up-dip at 140m deep as they meet the overlying Waterberg sediments, while the F layers are intersected at 495m below surface and are expected to extend closer to surface.

The four main mineralized layers for which an inferred mineral resource estimate is declared are presented below (as at September 1, 2012):

Cautionary Note to U.S. Investors with respect to the information in the following tables and discussion: In the following tables, the Company presents “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without references to unit measurements. Accordingly, the disclosure below may differ materially from the disclosure that would be provided by a U.S. public company.

Layer	Tonnage	Thickness	Pt	Pd	Au	2PGE+Au	Pt:Pd:Au	2PGE+Au	Cu	Ni
	(Mt)	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(Koz)	(%)	(%)
T1	10.49	2.85	0.77	1.27	0.51	2.55	30:50:20	863	0.17	0.10
T2	16.25	3.46	1.10	1.82	0.92	3.84	29:47:24	2 001	0.18	0.09
Total T-layer	26.74	3.19				3.33	29:48:23	2 864
FH	18.10	4.63	0.80	1.48	0.09	2.37	34:62:4	1 379	0.03	0.12
FP	23.20	5.91	1.01	2.00	0.13	3.14	32:64:4	2 345	0.04	0.11
Total F-layer	41.30	5.27				2.80	31:57:12	3 724
Total Project	68.04	4.19	0.94	1.71	0.37	3.01		6 588

Notes:

(1)	The Qualified Person for the information in the table above, derived from the Waterberg Report, is Kenneth Lomberg, who was independent of the Company as of the date of the Waterberg Report.
(2)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected be environmental, permitting, legal marketing or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve.

Aggregating the T and F layers, the deposit outlined and declared so far is estimated to contain the following inferred mineral resources: 3.73 million ounces of palladium; 2.05 million ounces of platinum; and 0.81 million ounces of gold.

In order to be considered as a mineral resource estimate, it is necessary to consider “the reasonable prospects for economic extraction” of the mineral resource under consideration. For the Waterberg Project, a high level economic analysis was conducted which confirmed that the estimated mineral resource at Waterberg met this requirement.

Platinum Group Metals Ltd.
2012 Annual Information Form

The T1, T2 and both F layers average three to six metres in thickness, as compared to the classic MR and UG2 Chromitite Layer which are traditionally mined with average thicknesses of approximately 1 to 1.4m each.

Sampling and Analysis

Sampling tests are usually conducted at the beginning of exploration programs to determine the heterogeneity of mineralization in order to eliminate sampling error and to determine proper sampling protocol. Deposit type, lithologies encountered, style of mineralization and heterogeneity all play a role in the method of sampling.

The sampling methodology applied is based on industry accepted best practices. The sampling is done in a manner that includes the entire economic unit together with hanging wall and foot wall sampling.

The first step in the sampling of the diamond core is to mark the core from the distance below collar in 1m units. The lithologies are logged and an initial stratigraphy interpreted. The potential mineralized layers are marked for sampling. Thereafter, the core is oriented using the layering or stratification as a reference and to ensure a consistent approach to the sampling. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 25-50cm in length and in some instances may be up to 1m in length. In areas where potential mineralization is less likely, the sampling interval varies from 25-50cm and could be as much as a metre. The sample intervals are allocated a sampling number, which is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system (commercially available logging software). The sampling extends to core that is considered to be of less economic potential.

The sampling methodology accords with PTM RSA protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit. Sampling over-selection and sampling bias is minimized by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Core sampling is undertaken by qualified geologists under the supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported in accordance with the PTM RSA protocols.

When samples are prepared for shipment to the analytical facility the following steps are followed: (a) samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing; (b) the sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form; (c) the samples are placed according to sequence into large plastic bags (the numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment); (d) the chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage and the project geologist keeps copies of the analytical request form and the chain-of-custody form on site; and (e) once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

Platinum Group Metals Ltd.
2012 Annual Information Form

Security of Samples

The sampling methodology accords with PTM RSA protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit.

For the present database, field samples have been analyzed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa), and Genalysis (Australia) is used for round robin test work to confirm the accuracy of the primary laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for five minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using a silver collector. After pre-concentration by fire assay the resulting solutions are analyzed using ICP-OES.

The base metals (copper, nickel, cobalt and other base metals) are analyzed using ICP-OES after a four acid digest. This technique results in “almost” total digestion.

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The author of the Waterberg Report considered the data to be reliable and suitable for mineral resource estimation.

Planned Exploration and Development Programs

Drilling on the Waterberg Project is currently continuing with ten machines on a roughly 250m grid, with several machines on 500m or greater step outs. Interpretation of current drilling combined with geophysical survey data indicates that the currently granted prospecting rights allow for up to six kilometres of northeasterly strike length before the system strikes onto the adjacent permit area, which is under registered applications to the Company. The up dip extension of the deposit to the east will be drilled once that licence area, now under registered application, is granted to the Company.

An approved 2012 budget for the Waterberg joint venture with JOGMEC was set at US$8.37 million, which is now nearing completion. This budget provided funding for:

  35,610m of drilling and sampling;

  airborne magnetic and radiometric surveys;

  a SQUITEM high sensitivity magnetic survey;

  acquisition and analysis of high resolution Landsat imagery;

  metallurgical studies and petrographic studies; and

  an initial resource calculation (which was completed and announced September 5, 2012).

Results of the above 2012 work program are expected to be finalised and studied by the joint venture partners by December 2012, following which a final budget for 2013 will be developed and approved by the joint venture partners. In the Waterberg Report, a forward budget in the amount of $10 million (see table below) is recommended, of which the Company would be responsible for a combined 63% share.

Platinum Group Metals Ltd.
2012 Annual Information Form

This recommended forward budget was derived through consultation between the Company’s technical staff and the independent Qualified Person, after which the independent Qualified Person formally recommended the forward budget in the Waterberg Report.

In the forward budget, the Company’s technical staff and the independent Qualified Person recommended that drilling continue and that more detailed logging be undertaken to improve the geological understanding and allow better layer definition. This will enhance the understanding of the geology to improve confidence in the mineral resource and assist in advancing the project.

The Waterberg Report concludes that the scale of the initial inferred mineral resource at Waterberg and the fact that the mineralization is open to the north and east (area under application) supports the view that a drill program is warranted, and recommends infill drilling and drilling on the extensions to the current area.

Recommended Forward Exploration Budget as per the Waterberg Report – September 2012
Description	Cost Estimate in Rand	Cost Estimate in Canadian dollars at R8 to the $1.00
Exploration drilling along strike and up dip of the known deposit area (20,000m)	R30M	$3.75 million
Infill drilling to improve the understanding of the geology and potentially upgrade the mineral resource classification (20,000m)	R30M	$3.75 million
Geophysical surveys	R2M	$0.25 million
Metallurgical studies	R3M	$0.375 million
Updated resource estimates	R1M	$0.125 million
Preliminary Economic Assessment study	R4M	$0.50 million
Contingency, Escalation	R10M	$1.25 million
Total	R80M	$10.00 million

Non-Material Mineral Property Interests

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa, the Sable Joint Venture (as defined below) and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

War Springs and Tweespalk, North Limb, South Africa

Since 2005, the Company has been actively exploring its War Springs and Tweespalk projects, which are located on the North Limb of the Bushveld Complex in South Africa. The War Springs property covers 22km2 and is located 24km south of the Anglo open pit PPRust Platinum mine along the same “Platreef” section of the Bushveld Complex. Exploration has consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 3E at a grade of 1.11 g/t with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” (the “War Springs Report”) filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The War Springs mineral resource is characterised by two distinct reef layers, termed the “B” and “C” reefs. Both reefs are typically greater than six metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400m, remaining open at depth. Of the 22 boreholes drilled to February 2006, and which were used in the resource calculation, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. A total of 9,926 samples were taken for analysis. Drilling results from Phase 1 and 2 covering approximately 2,200m of strike length on 250m spacing, combined with a review of economic cut-off, form the basis of the War Springs Report.

Platinum Group Metals Ltd.
2012 Annual Information Form

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty.) Ltd., which is Platmin Ltd.’s BEE partner in South Africa.

In March 2009, the Company announced an option agreement with JOGMEC, pursuant to which JOGMEC may earn 35% (one half of the Company’s interest) of Platinum Group’s interest in the War Springs project by incurring US$10 million in expenses over five years. Since March 2009 a total of 17,222m of drilling in 20 boreholes have been completed on the War Springs project with JOGMEC funding. Total expenditures incurred by JOGMEC to August 31, 2011 on War Springs amounted to approximately $2.9 million. During the year ended August 31, 2012, the drilling program was completed and JOGMEC indicated that it does not plan to fund further work on this project. The Company is considering further work or possible joint ventures for the project at this time.

Sable Joint Venture, South Africa

In 2007 and 2008, the Company conducted a new business generative program which included research and implementation, including the application for several new licence areas on or near to the Bushveld Complex. In 2008 and 2009, the Company was granted several new prospecting rights as a result of this work. In 2009, the Company entered into an exploration joint venture (the “Sable Joint Venture”) with Sable with respect to new prospecting rights located at the eastern end of the Western Bushveld Complex encompassing 110.62km 2. The Sable Joint Venture has been converted from a contractual to a corporate joint venture and three of the four prospecting rights have been transferred to the joint venture company. Ministerial consent to transfer the fourth prospecting right is pending. The shares in the joint venture company are held by Sable as to 51%, Platinum Group as to 20% and a private BEE consortium, the members of which are Umnotho Platinum (Pty) Ltd and National Resources Empowerment Fund, as to 26%. The Company served as operator of the project until mid-March 2012, at which time operatorship was transitioned to Sable. All exploration work to date on the Sable Joint Venture has been funded by Sable. The joint venture agreement contemplates that Sable will fund R42 million in exploration costs over four years on the basis that the funding for the first year is committed and Sable may elect to continue funding the subsequent years. Sable has funded approximately R9.57 million ($1.16 million) of the R42 million ($5.2 million) referred to in the joint venture agreement. Platinum Group is not required to fund the project until Sable has contributed R42 million. Thereafter Platinum Group would retain a 23% interest in the property with the BEE group holding a 26% interest. The joint venture agreement provides that it shall lapse in the event that Sable elects not to continue funding the exploration costs. Sable is in process of raising capital for further exploration on the project area as at the date of this AIF.

In July 2012, exploration results were announced from drilling conducted on the Sable Joint Venture property. 6400m of diamond drilling has been completed and a mineralized layer “New Reef” has been intersected at 129m on the Sable Joint Venture property with a thickness of 4.25m and a grade of 1.96 g/tonne 3E comprised of platinum, palladium and gold. The UG2 has also been intersected on Klipfontein at 1,945m with a thickness of 2.05m with an average grade of 2.64g/tonne 3E. The details of the drilling results are as follows:

		Depth	Pt	Pd	Au	2PGE+Au	Thickness
BHID	REEF	m	g/t	g/t	g/t	g/t	m
GAR001D0	New Reef	143	0.08	0.08	0.01	0.17	7.00
GAR003D0	New Reef	129	0.34	1.51	0.11	1.96	4.25
GAR004D0	New Reef	1,544	0.06	0.15	0.01	0.22	5.00
GAR007D0	New Reef	124	0.15	0.30	0.02	0.47	1.75

Platinum Group Metals Ltd.
2012 Annual Information Form

		Depth	Pt	Pd	Au	2PGE+Au	Thickness
BHID	REEF	m	g/t	g/t	g/t	g/t	m
GAR001D0	UG2	500	0.15	0.03	0.01	0.19	1.00
GAR004D0	UG2	1,945	2.17	0.45	0.02	2.64	2.05
GAR006D0	UG2	1,177	3.46	1.01	0.04	4.51	0.21

GAR002 and GAR005 were collared behind the sub-crop position of these reef horizons. The layers are believed to be shallow dipping and therefore the true width is approximately 80-90% of the intercepts. No mineral reserves or mineral resources have been established on the Sable Joint Venture property.

Lac Des Iles, Ontario, Canada

The Company maintains a large mineral rights position in the Lac des Iles and Lac des Gras areas of the Thunder Bay Mining District, Ontario as a strategic holding against increasing prices for palladium and platinum. At the beginning of fiscal year 2012, the Company held 100% interest in a total of 625.12km 2 in this region; however during the year a number of peripheral claims totaling 69.44km 2 (not including Bark Lake discussed below) were dropped. The core long term holding in the Lac des Iles area consisting of the 11 claim Shelby Lake and South Legris properties has been maintained. These 11 claims are subject to 2.0% net smelter return (“NSR”) royalties, which the Company may buy back. Land holdings by the Company within the Thunder Bay Mining District currently total 553.68km 2. In addition, the Company retains a majority interest in the 63.5km 2 of mineral rights at the Agnew Lake property, within the Sudbury Mining District

The majority of the Company’s 553.68km 2 holdings in the Thunder Bay Mining District are made up of 515.84km 2 of new properties acquired by staking early in 2011, which were identified utilizing in house compilation and modeling of geophysics, geochemistry and work completed by the Company in the area over the past 10 years. All of these newly staked properties within the Thunder Bay Mining District were targeted on a new mineralization type in younger intrusive rocks where contained platinum is equal or greater than palladium. Platinum Group’s core long term holding of 11 claims are targeted on older intrusive rock types like that at North American Palladium’s Lac des Iles mine where palladium is the dominant platinum group metal. Historically, North American deposits have been dominated by palladium rather than rarer and more valuable platinum. Recent exploration by other companies in the Thunder Bay area has demonstrated previously unexplored potential for platinum and palladium in pipe-like intrusions or conduits.

During the year ended August 31, 2012, the Company delivered notice to the vendors terminating the option agreement on Benton Resource Corp.’s (“Benton”) Bark Lake platinum-palladium project (“Bark Lake”) located in the Thunder Bay North area. The Company retains no interest in the property. Prior to termination of the option, an initial cash payment of $35,000 was made to Benton and $289,572 was spent by the Company on exploration on the property. Work during the year ended August 31, 2012 consisted of a reconnaissance Versatile Time Domain Electro-Magnetics (“VTEM”) airborne geophysical survey and the drilling of 1383m in eight diamond drill holes. For the year ended August 31, 2012, the Company wrote off $324,572 in acquisition and exploration costs incurred to date on the Bark Lake property.

To date, five of the 100% owned properties have been drill tested based on airborne geophysics survey results, geological ground work, geochemistry and compilation of historic data. A total of 4,274m have been drilled in 17 holes, of which 2,891m in nine holes have been drilled on 100% owned properties.

Diamond drilling completed within the one year period ending August 31, 2012 totaled 1350m in five holes, four of which were on the Triangle Property and one on the Badger Property. Two of the holes on the Triangle Property were extensions of previously drilled holes for downhole geophysical surveys. In addition a 39 line kilometre detailed VTEM survey was completed to define a chargeability high seen in the regional VTEM survey over the Triangle Property completed in the previous year. The diamond drilling and subsequent downhole geophysical surveys tested a chargeability high modeled from the detailed VTEM survey. A large Achaean gabbro suite was intercepted below the Proterozoic Logan Sills below the 230m depth. Of interest are assays of weakly anomalous chromium, nickel, copper, platinum and palladium in some of the Archean gabbro intercepted with drilling. The chargeability high remains unexplained to date.

Platinum Group Metals Ltd.
2012 Annual Information Form

To date none of the drilling by the Company on the younger intrusive targets has intersected the new type of platinum mineralization found in the district. In 2012, the Company reviewed the results of its exploration work in the Thunder Bay region and made the decision not to proceed with further work on its Dog River and Bullseye claims. As a result, for the year ending August 31, 2012, the Company wrote off $88,058 in acquisition and exploration costs incurred to date on these properties. No mineral reserves or mineral resources have been established on any of the properties. The Company is now considering its potential programs for the remainder of 2012 in Thunder Bay in context of its other Canadian and global exploration opportunities.

Northwest Territories, Canada

During the year ending August 31, 2012, $1.55 million in exploration costs were incurred on the Company’s Northwest Territories (“NWT”) exploration program. Costs include: research and compilation, camp maintenance, fuel purchase and supply, a gravity survey, geology, diamond drilling and assays. No further exploration expenditures have been made to date.

In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration (“Arctic Star”) for a payment of $50,000 and a 1.0% NSR royalty. A crown survey has been completed on the claims comprising the Providence property and the documentation has been submitted to the Mining Recorder in satisfaction of final requirements to convert the claims to lease. As at the date of this AIF, the Company is awaiting final lease grant. To date, the first year lease payment and application fees have been paid. Total acquisition costs to date are $78,216.

The camp and associated land use permit have been purchased for an additional $20,000 from Arctic Star. The Company has an active land use permit to conduct exploration on the property and maintain a camp.

The property is comprised of 13 mineral claims totaling 133.66km 2 and is located approximately 70km west of the Diavik Diamond Mine, NWT. The property covers approximately 20km of a recently recognized belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Cu-Ni-Co-PGM massive sulphide mineralization in the Slave Craton. The ultra-mafic suite of rocks known as the Providence Lake Belt are interpreted to be Komatiitic to ultramafic lavas or intrusive sills. Drilling by the Company and historic drilling by Arctic Star has shown that the Cu-Ni-Co-PGM mineralization is hosted within, and at the base of the ultramafic flow/intrusive sill sequence. The ultramafic host to the mineralization is stratiform to a basaltic hanging wall and a metasediment footwall. The hanging wall basaltic flows contain intercalated sulphide-rich units. The dimensions of the massive sulphide mineralization defined to date ranges in thickness from 0.3m to 5.0m and have been intercepted in drilling over a 75m strike length and down for 300m. The mineralized horizon has been drill tested over a 450m strike length to the east where disseminated sulphides with anomalous PGM values occur. One hole to the east intercepted a 50cm sill with anomalous PGM values at the base of the suite. The mineralized horizons remain open to depth and the eastern hole shows there is possibility of further horizon development along the belt.

The Company has completed the Phase 1 and Phase 2 diamond drilling programs as determined by the Company’s geologists for a total of 3150m in 14 holes. Exploration programs during the period consisted of camp supply, an 800 station gravity survey and diamond drilling with assays. Work on the property

Platinum Group Metals Ltd.
2012 Annual Information Form

commenced in mid-March, 2012. A step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed. The field work was completed by August 15, 2012.

The following table details assay results for massive sulphide intercepts from the 2012 diamond drilling program at Providence:

Hole ID	from (m)	to (m)	length(1)	Ni (%)	Cu (%)	Co (%)	Pt (g/t)	Pd (g/t)	2PGE (g/t)
PR12-04	185.85	190.10	4.25	1.62	1.04	0.15	0.13	1.90	2.03
PR12-08	271.95	275.60	3.65	1.79	1.41	0.15	0.12	2.16	2.28
PR12-08	278.17	280.10	1.93	1.40	2.09	0.12	0.07	1.59	1.66

Notes:

(1)	True thickness is approximately 87% of the intercept length.
(2)

Grades are based on assay results. There has been insufficient drilling to define a mineral resource and it is uncertain if further exploration will result in exploration targets being delineated as a mineral resource.

Ni-Cu-Co-PGM grade values are consistent with near surface (maximum 115m vertical depth) massive sulphide intercepts by previous operators and the mineralization remains open at depth.

Significant grades from disseminated sulphide mineralization intercepts in the 2012 drilling program at Providence include:

Hole ID	from (m)	to (m)	length(1)	Ni (%)	Cu (%)	Co (%)	Pt (g/t)	Pd (g/t)	2PGE (g/t)
PR12-01	156.05	161.80	5.75	0.31	0.81	0.03	0.73	1.78	2.51
PR12-02	109.35	112.40	3.05	0.16	0.49	0.01	0.33	0.73	1.06
PR12-02	124.20	125.25	1.05	0.19	3.08	0.02	0.55	1.50	2.05
PR12-12	88.00	88.70	0.70	0.40	0.20	0.03	0.51	0.77	1.28

Notes:

(1)	True thickness is approximately 90% of the intercept length.
(2)

Grades are based on assay results. There has been insufficient drilling to define a mineral resource and it is uncertain if further exploration will result in exploration targets being delineated as a mineral resource.

No mineral reserves or mineral resources have been established on any of the properties. Currently the company is assessing the results in order to make a decision on further exploration work. Future exploration programmes in the NWT will be dependent upon the Company’s future exploration priorities.

All core samples from the 2012 diamond drilling program at Providence, NWT were prepared by cutting the BTW core in half lengthwise with a rock saw. Half the core was returned to the box to be archived at site and the sample half was placed in plastic bags. Sample lengths were determined by the qualified person and each sample interval was sealed in a separate bag. Sample shipments were prepared by placing several individual bags into a large shipping bag and labeling. Samples are shipped directly from camp to the ALS Yellowknife preparation laboratory and the analyses are done at the ALS North Vancouver facilities. ALS laboratory is independent of the Company and is ISO/IEC 17025 accredited in the analytical methods used for the Providence drill samples. Core samples were analyzed using the following methods; PGMs were assayed for using a four acid digestion with fire assay finish on 50 g split (code-PGM-MS24) and ICP finish (code-PGM-ICP27) for over limit PGMs. Multi element (48 elements including Co, Cu and Ni) were analyzed for using a 2.5 gram split, 4 acid digestion and inductively coupled plasma mass spectrometry finish (code-ME-MS61) and ore grade analysis (code-OG62) consisting of four acid digestion with atomic absorption spectroscopy or inductively-coupled plasma atomic emission spectrometry for over limit elements.

Platinum Group Metals Ltd.
2012 Annual Information Form

SOUTH AFRICAN REGULATORY FRAMEWORK

The Company is subject to South African government regulations that affect all aspects of the Company’s operations. Accordingly, the sections below set out the primary laws and regulatory concepts to which the Company is subject.

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the South African Constitution (the “Constitution”), to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the Mining Charter defines them, historically disadvantaged South Africans (“HDSAs”). The MPRDA uses the term historically disadvantaged person with reference to HDSAs. Under the MPRDA, the concept includes any association, the majority of whose members are HDSAs as well as juristic persons if HDSAs own and control the majority of the shares and control the majority of the shareholders’ votes. This concept and process is known in South Africa as black economic empowerment or BEE. The mining industry was one of many industries identified by the South African government as requiring reform to bring about equitable benefit from South Africa’s mineral industry to all South Africans and to promote local and rural development and social upliftment of communities affected by mining.

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decade. Legislation governing mining and BEE includes, among other laws, the MPRDA,

Codes of Good Practice for the Minerals Industry (the “Codes”) and the Housing and Living Conditions Standards for the Minerals Industry, 2009 (the “Standards”) pursuant to the MPRDA, the Mining Charter, the Mining Charter Scorecard and the Mining Titles Registration Act No. 16 of 1967 (as amended). There are currently discussions regarding the Broad Based Black Economic Empowerment Amendment Bill, which may override the Mining Charter and become the primary legislation governing all BEE related matters. This bill is still in its early stages, and the DMR has yet to state its position in respect thereof. In addition, none of the Mining Charter, the Mining Charter Scorecard, the 2004 Mining Charter (as defined below) or the Codes are drafted as legislative documents. They are instruments of policy and as such are frequently ambiguous, loosely worded and difficult to interpret with precision.

The MPRDA seeks to facilitate participation by HDSAs in mining ventures. Complying with the HDSA regime is a prerequisite for being granted and maintaining prospecting and mining rights. Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

  substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation’s mineral and petroleum resources; and

  promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter

The original mining charter was developed to give substance and guidance to the empowerment provisions under the MPRDA and came into effect on August 13, 2004 (“2004 Mining Charter”). The 2004 Mining Charter set out a number of targets which were to be achieved by mining companies by 2009 and 2014. Amongst other targets, mining companies had to achieve a 15% HDSA ownership by 2009 and a 26% HDSA ownership by 2014. Ownership relates to ownership of mining assets, whether through the holding of equity, partnership, joint venture or direct holding. On July 14, 2004, the (then) Department of Minerals and Energy released a clarification document (“Clarification Document”) to provide policy guidance on the interpretation and implementation of the MPRDA and the 2004 Mining Charter. This document was intended to clarify the BEE requirements for unused mining or prospecting licences and pending prospecting right applications. However, the Clarification Document concluded by stating that all other applications for rights not mentioned in the Clarification Document and in the custodianship of the state will be subject to a minimum of 26% BEE participation. Consequently, and as a matter of policy, the DMR required and continues to require a minimum 26% HDSA ownership for the grant of all new mining right applications.

Platinum Group Metals Ltd.
2012 Annual Information Form

Notwithstanding the uncertainties in BEE legislation applicable to mining companies with regard to the measurement of HDSA ownership, it is accepted practice (as confirmed in section 2.1.2 of the Codes) that the so-called flow-through and modified flow-through principles are applicable to the calculation of indirectly held HDSA interests (i.e. where there is partial HDSA ownership in a corporate structure above the level of the company holding the prospecting or mining right). In terms of the flow-through principle, the level of indirect ownership, proportionally reduced to reflect partial HDSA shareholding in intermediate companies, would be calculated to determine the proportional indirect HDSA shareholding in the company holding the right. Under the modified flow-through principle, a company with more than 50% HDSA ownership (defined as a HDSA Company in the 2004 Mining Charter) may, at any one level in a corporate structure, attribute 100% HDSA ownership to that company for the purposes of applying the flow-through principle.

On September 13, 2010, the current Mining Charter came into effect setting targets (some of which remain the same as those in the 2004 Mining Charter) to be achieved by mining companies by December 31, 2014, which targets include:

Ownership: this entails 26% meaningful economic participation by HDSAs and 26% full shareholder rights for HDSAs. The Mining Charter refers to BEE entities as opposed to HDSA companies but retains the 26% ownership target.

Housing and living conditions: occupancy rate of employee accommodations of one person per room and all conversion of employee hostels must be fully achieved.

Procurement & enterprise development:

a minimum procurement of 40% of capital goods, 70% of services and 50% of consumer goods from BEE entities; and

ensure that multinational suppliers of capital goods contribute at least 0.5% of their annual income generated from local mining companies towards a fund for the purposes of socio- economic development of local communities.

Employment equity: 40% HDSA participation at Board level, at executive committee level, in middle management, in junior management and 40% HDSA participation within core skills.

Human resource development: 5% human resource development expenditure focused on HDSAs as a percentage of total annual payroll.

Mine community development: implementation of approved community projects

Sustainable development & growth:

implementation of approved EMP measured annually against the approved plans;

implementation of action plans on health and safety measured annually against the approved plans; and

utilization of South African based research facilities for the analysis of all South African sourced mineral samples.

Beneficiation: contribute a percentage of additional production volume towards local beneficiation of mineral commodities in accordance with the beneficiation strategy introduced pursuant to the terms of section 26 of the MPRDA. No such strategy has yet been finalized.

Reporting: submission of annual reports to the DMR in respect of compliance with the Mining Charter.

Platinum Group Metals Ltd.
2012 Annual Information Form

New Order Mining and Prospecting Rights Under the MPRDA

All of the Company’s prospecting and mining rights are so-called new order rights (i.e. rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation. Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA. New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

The new order rights are transferable only with the approval of the Minister and are subject to various terms and conditions, including commencement of operations within specified periods, maintenance of continuing and active operations and compliance with work programs, social and labour plans, EMPs and empowerment requirements.

New order rights can be suspended or cancelled by the Minister if a holder has breached its obligations under the terms of the rights and has failed to remedy such breach after written notice of the breach from the Minister and after being given an opportunity to respond. In addition, mining rights could potentially be cancelled for non-compliance with the Mining Charter.

Resource Nationalism

The concept of resource nationalism encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. The current South African government has publically stated that it does not intend to nationalise the mining industry. Similarly, in the “State Intervention in the Minerals Sector” report (“SIMS Report”) issued by the ruling party (i.e. the African National Congress (the “ANC”)) in February 2012, the ANC details the limitations and negative consequences which would flow from South Africa implementing a nationalisation policy in both the instance where the South African state compensates or does not compensate the owners of mining companies. The SIMS Report does, however, discuss in detail various alternatives to nationalisation, which the government may pursue in meeting its BEE developmental objectives.

Some of these alternatives include greater state intervention in the mining sector through the imposition of new taxes and mandated increases in BEE parties’ and the South African government’s holdings in mining companies.

At this stage, the SIMS Report is merely a discussion document which the ANC will debate further at its national conference to be held December 16-20, 2012. Details of the resolutions adopted at the ANC’s June 2012 policy conference were made publicly available on September 26, 2012. Although wholesale nationalisation was rejected, the resolution on nationalisation calls for state intervention in the economy, including “state ownership”, and indicates that many of the proposals in the SIMS Report may be adopted at the December 2012 conference.

Environment

South Africa has a comprehensive and constantly evolving environmental regulatory framework. The Constitution entrenches the right to an environment that is not harmful to human health or well-being and imposes a duty to protect that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and NEMA, as well as various other related laws, grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, such that claims can be made against private and public entities as well as the South African government.

Platinum Group Metals Ltd.
2012 Annual Information Form

Recent amendments to such laws allow for the appointment of “Environmental Management Inspectors” with wide-ranging powers that can undertake both announced and unannounced inspections and investigations at some of South Africa’s major industrial facilities. Criminal prosecutions have been initiated and enforcement notices issued following a number of these inspections. The focus to date has been on those industries that impact heavily on air quality, including the platinum sector.

South African environmental law is largely permit based and requires businesses whose operations may have an impact on the environment to obtain licenses and authorizations for those operations. These typically contain conditions that may be reviewed periodically to make the environmental standards which the holder is required to meet more stringent. Environmental legislation also stipulates general compliance requirements and incorporates a “polluter pays” principle by imposing a duty on specified parties to take reasonable measures to assess and address pollution, even that which was authorized by law. A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests. This latter group includes a successor in title to a person who caused the pollution. This aspect of the law is retrospective in its application.

The MPRDA imposes specific responsibilities on mining companies relating to environmental management and in respect of any environmental damage caused by prospecting, exploration or mining activities. Under the MPRDA, all prospecting and mining operations are to be conducted according to an EMP which must be approved by the DMR. Any changes to operations not contemplated in an EMP must be authorized by approved amendments/addendums of such EMPs; failure to obtain such prior approvals places the Company’s operations at risk of receiving compliance notices/directives which can be enforced through prosecution or the suspension or cancellation of rights after due notice. Directors will be held personally liable under provisions of the MPRDA and NEMA for actionable environmental degradation. South African mining companies are required by law to undertake rehabilitation to manage and remedy the environmental impact of prospecting and mining activities as part of their ongoing operations in accordance with an approved EMP which supports a mine closure plan. In addition, during the operational life of the mine they must provide for the cost of mine closure rehabilitation and post-closure maintenance and monitoring through payments into rehabilitation trusts or the use of bank guarantees. An annual review of the adequacy of the Company’s rehabilitation provision is undertaken in accordance with the MPRDA.

Under the NWA, water cannot be owned, but is held in trust for the people of South Africa under the state’s custodianship. Ordinarily the Department of Water Affairs allocates water use rights which include consumptive uses, effluent discharge and the alteration of watercourses. Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems. Generally, large scale water users are required to apply for water use licenses and may in certain cases need to register water uses. Use without authorisation may be considered unlawful. If deemed unlawful, the Department of Water Affairs may issue administrative directives to enforce the provisions of the NWA. Significant progress has been made by the Department of Water Affairs in processing pending water related applications, however, a backlog, which includes the WBJV Project 1 water use licence application, remains.

The National Environmental Management Air Quality Act No. 39 of 2004 (“AQA”) regulates air pollution in South Africa and prohibits the undertaking of activities listed under AQA, including certain mining and processing activities, without an Atmospheric Emission Licence. Minimum emission standards have been set for each listed activity

Platinum Group Metals Ltd.
2012 Annual Information Form

The Waste Act regulates the storage, treatment and disposal of waste, but waste generated during the course of mining operations is largely excluded from its ambit. That said, the provisions of the Waste Act are relevant generally to the Company’s operations.

The 2010 Environmental Impact Assessment Regulations promulgated under NEMA commenced on August 2, 2010. These regulate activities that are incidental to mining, such as the clearing of vegetation and the building of roads of specified dimensions. They also provide for the regulation of mining and prospecting activities generally once the transition of environmental regulation of mining activities from the MPRDA to NEMA (described below) is completed. NEMA listed activities require environmental authorization before being undertaken and no person may commence such an activity unless the competent authority has granted an environmental authorization. Generally, it is a criminal offence to commence such an activity without environmental authorization. A person who has commenced such an activity without environmental authorization may apply for rectification of this state of affairs. On a plain reading of the wording of the rectification provisions, it appears that the applicant for such rectification is entitled to continue with the unlawful activity until such time as the Minister or Member of the Executive Council directs otherwise.

The National Environmental Management Amendment Act No. 62 of 2008 (“NEMAA”) was promulgated on January 9, 2009 and came into effect on May 1, 2009. The Minerals and Petroleum Resources Development Amendment Act No. 49 of 2008 (“MPRDAA”) was promulgated on April 21, 2009, although a commencement date has not been proclaimed by the President and it is expected to be repealed or significantly amended. Should the MPRDAA, however, be brought into effect, the existing provisions in the MPRDA relating to environmental management will probably be removed from this statute, and would most likely be integrated into NEMAA, under the jurisdiction of the Department of Environmental Affairs.

Mine Safety

Mine safety in South Africa is governed by the Mine Health and Safety Act No. 29 of 1996 (“MHSA”), which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMR. The reporting provisions of the MHSA are aligned with the International Labour Organization’s Code of Practice on Recording and Notification of Occupational Accidents and Diseases. Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company’s mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company’s mining activities are not exposed to any hazards relating to their health and safety. The MHSA also permits mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA.

The removal of a section 54 notice can be a protracted process and the usual remedy available to a mine owner either involving making representations to the relevant regional Principal Inspector of Mines or appealing to the South African courts for injunctive relief.

The Mine Health and Safety Amendment Act, which came into effect on May 30, 2009, criminalizes violations of the MHSA, increases the maximum fines to R1 million per occurrence and creates the possibility that mining licenses could be revoked for continued safety violations.

Royalty Payments

The Mineral and Petroleum Resources Royalty Act, 2008 (“Royalty Act”) imposes a royalty on the first transfer of refined or unrefined minerals, payable to the state, calculated on the actual or deemed gross sales amount at the statutorily determined saleable condition (i.e. whether the mineral is in a refined or unrefined condition as determined in accordance with Schedule 1 and 2, respectively, of the Royalty Act).

Platinum Group Metals Ltd.
2012 Annual Information Form

The royalty rate in respect of refined minerals is calculated by dividing earnings before interest and taxes, or EBIT (as defined for purposes of the Royalty Act), by the product of 12.5 times gross revenue, calculated as a percentage, plus an additional 0.5% . EBIT refers to the taxable mining income of the holder of the right (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. There is also an arm’s length adjustment, where applicable. A maximum royalty rate of 5% of revenue applies to refined minerals.

The royalty rate in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue, calculated as a percentage, plus an additional 0.5% . A maximum royalty rate of 7% applies to unrefined minerals.

Exchange Control

South African law provides for Exchange Control which, among other things, regulates the flow of capital from the CMA. The Currency and Exchanges Act No. 9 of 1933 (“CE Act”) empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges. The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the SARB, more specifically the Financial Surveillance Department.

The Exchange Control Regulations, which are administered by the Financial Surveillance Department are applied throughout the CMA and regulate transactions involving South African exchange control residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand against other currencies. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents for exchange control purposes as it relates to inflows and outflows of capital. While the South African government has relaxed Exchange Controls in recent years, the Company expects current exchange controls to remain in place for the foreseeable future.

The Company is subject to various forms of such controls. The Company is generally not permitted to export capital from South Africa, hold foreign currency, incur indebtedness denominated in foreign currencies or acquire an interest in a foreign venture without the approval of the relevant South African exchange control authorities. As a result, the Company’s ability to extract dividends from operating subsidiaries in the common monetary area, which links South Africa, Lesotho and Swaziland into a monetary union, is restricted.

Carbon Tax/Climate Change Policies

The South African government is considering the introduction of a carbon tax in 2013 to reduce greenhouse gas emissions. Currently, the proposed carbon tax will be R120 per ton of CO2 emitted; however, if the carbon tax is adopted in its currently proposed form, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until 2020. The net carbon tax will therefore be R48 per ton CO2 emitted. It is currently proposed that the R48 per ton will be escalated by 10% per annum until 2020. The 60% discount will be scaled back gradually from 2020 until 2025 and may then be replaced by absolute emissions thresholds. A revised policy paper which discusses the proposed carbon tax and the possibility of introducing a trading scheme for greenhouse gases is expected to be released by the South African government for public comment late in 2012.

Platinum Group Metals Ltd.
2012 Annual Information Form

South African Companies Act

The Company’s South African subsidiaries are subject to the South African Companies Act (the “Companies Act”) which came into force on May 1, 2011. The aim of the Companies Act is to modernize company law in South Africa so that it is comparable with leading jurisdictions around the world.

The Companies Act has introduced numerous new legal concepts into South African company law, and there are therefore some areas of uncertainty in the application and implementation of the Companies Act in these early stages of its existence. Various compliance obligations have been brought about for companies and their boards, including a requirement to ensure that a company’s constitutional documents are aligned with the Companies Act, and that any shareholders’ agreements that are in place are aligned with the company’s memorandum of incorporation and the Companies Act. There is essentially a two-year “grace period” for such alignment process to take place, in that, subject to certain exceptions, for two years after the commencement date of the Companies Act (May 1, 2011), a pre-existing company’s shareholders’ agreement and/or constitutional documents will prevail in the case of any inconsistency with the Companies Act. The Company’s process to register a new memorandum of incorporation for the Company’s South African subsidiaries is well advanced.

The Companies Act also requires that certain categories of companies have in place certain committees, namely audit committees (for all public and state owned companies) and social and ethics committees (for all public and state owned companies as well as other companies that reach a certain “public interest score” in terms of the Companies Regulations, 2011). The “public interest score” takes into account the number of shareholders and employees of the company, as well as the amount of the company’s debt and annual turnover.

Failure to comply with the Companies Act can lead to compliance notices being issued by the Companies and Intellectual Property Commission, administrative fines and civil liability for damages caused by non-compliance. The Company’s South African subsidiaries may also be liable under the Companies Act to “any” other person for any loss or damage suffered by that person as a result of the Company’s subsidiary’s non-compliance with the Companies Act.

The Companies Act extends shareholders’ rights and recourse against companies and directors. Also, directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in carrying out their functions within the company than was the case under the previous regime. The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company. Companies will thus face a greater risk of litigation and the costs thereof. Minority shareholders’ rights in the context of mergers and other fundamental transactions have also been increased substantially, such as the introduction of appraisal rights and the ability to set aside and review special resolutions approving such transactions. This could result in the hindrance of such transactions.

The Companies Act has also introduced fairly extensive regulation of financial assistance given amongst related and inter related companies, in that there must be shareholder approval, compliance with solvency and liquidity, and fairness and reasonableness in relation to such financial assistance. This for instance affects intra group loan and security arrangements, as well transactions with third parties where guarantees or other security within a group of companies is given. This affects financial assistance given by South African companies, and would accordingly affect financial assistance given by South African companies to non-South African related entities.

The Companies Act prohibits companies from creating any further par value shares. If a company wishes to increase its share capital, it will have to convert all of its pre-existing par value shares into shares of no par value. The revenue authorities have issued a ruling with respect to the tax treatment of such conversions to the effect that such conversions shall not be viewed as “disposals”. This may become relevant in respect of the Company’s South African subsidiaries should their share capital be required to be increased at any stage for whatever reason.

Platinum Group Metals Ltd.
2012 Annual Information Form

An important innovation of the Companies Act is that of business rescue, which is modelled to some extent on the US “Chapter 11” bankruptcy procedures. Business rescue is a largely non-judicial, commercial process that aims to rescue a financially distressed company and maximize the likelihood of the company’s continued existence on a solvent basis.

Land Use

While national and provincial policies exist and may be developed for land use planning, municipalities are constitutionally empowered to regulate the effective administration of land use planning within their respective jurisdictions. Land use regulation is implemented through zoning schemes which determine and administer land use rights and the restrictions on such rights. The zoning schemes reflect all permissible land use rights on properties within the municipality’s area of jurisdiction. Deviations from the zoning scheme are only permissible upon application for the necessary departure, land use consent or re-zoning application as regulated by the applicable scheme.

While previously it was in dispute whether municipal planning had the power to regulate mining activities, recent (April 2012) constitutional judgments in the cases of City of Cape Town v Maccsand (Proprietary) Limited and Others and Minister for Mineral Resources v Swartland Municipality and others, confirmed that town planning approvals and consents are required for mining activities. Recently, a High Court decision has indicated that such consents will likewise be required for prospecting activities. The effect of these judgments is that all mining and prospecting operations need to be conducted on land which is appropriately zoned for mining or prospecting. Mining companies run the risk of being interdicted from continuing with their operations pending a re-zoning if the land on which they are operating is not appropriately zoned. The practical implications of complying with these judgments are numerous and will need to be considered further by the Company’s operations. This is further complicated by the fact that South Africa’s provincial land use planning laws are different for each province. Another aspect which requires consideration is who should apply for such re-zoning. Although land owners would typically be the applicant, the Company’s operations are not always conducted on land which the Company owns. Accordingly, the Company has been required to request amendments to zoning schemes in municipalities in which the Company intends to prospect or mine.

Beneficiation

In the latter part of 2011, the DMR announced its beneficiation strategy which includes the possible imposition of further conditions to mining rights to ensure the supply of raw materials for local beneficiation.

In the future, the DMR may impose mandatory conditions on mining rights holders that would require that a certain percentage of production be “made available” for local beneficiation through a possible quota based restriction on the export of unbeneficiated mineral products.

The beneficiation strategy presented by the DMR has not as yet been adopted as government policy. It is at this stage a strategy document that explores the framework required to promote and enhance local beneficiation of mineral commodities mined in South Africa. As such, there is still some uncertainty as to how the DMR’s beneficiation strategy will influence government policy and applicable legislation.

Labour Relations Act

Employee and industrial relations at an individual and collective level are governed by the Labour Relations Act No. 66 of 1995, as amended (the “LRA”).

The LRA does not provide for a statutory duty to bargain collectively or otherwise, which is a purely voluntary decision. The LRA endorses a co-operative approach whereby two or more trade unions can aggregate their membership for the purposes of achieving majority status in a collective bargaining unit or forum.

Platinum Group Metals Ltd.
2012 Annual Information Form

RISK FACTORS

The Company’s securities should be considered a highly speculative investment due to the nature of the Company’s business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

Risks Relating to our Company

The Company’s current cash will not be sufficient to fund its business as currently planned for the next 12 months, and the Company therefore requires additional financing, which may not be available on acceptable terms, if at all.

The Company currently does not have adequate funds to satisfy all of its planned financial requirements for the next 12 months relating to the exploration, development and operation of its projects. The Company therefore requires additional financing from external sources, such as debt financing, equity financing or joint ventures, in order to meet such requirements and carry out the future development of its projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that such financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Common Shares and the interests of shareholders in the net assets of the Company may be diluted.

The Company is seeking to secure the Project Loan Facility for Maseve. At the present time, no binding commitments have been signed by the Lenders with respect to the Project Loan Facility. The Lenders are under no obligation to provide the Project Loan Facility on the terms described in this AIF, or at all. The completion of the Project Loan Facility on the terms described in this AIF is subject to a number of risks, including, without limitation, risks relating to changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on the timeline or on the terms described herein, or at all. In addition, funding under the Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company secure additional equity funding, execute a concentrate off-take agreement, acquire and maintain all requisite permits and licences and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the Project Loan Facility is consummated, any inability of the Company or Wesizwe to fund its required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder, or in the case of Wesizwe being unable to fund, the Company may be required to fund the shortfall to avoid a default under such facility.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

The Company has a history of losses, and it anticipates continuing to incur losses for the foreseeable future.

Platinum Group Metals Ltd.
2012 Annual Information Form

Apart from income for the year ended August 31, 2010 of $26.66 million, the Company has a history of losses. None of the Company’s properties are currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Most of the Company’s properties contain no known mineral reserves.

Other than with respect to the Project 1 platinum mine, all of the Company’s properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write-off the costs capitalized for that property in its financial statements.

Substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties outside of the Project 1 platinum mine. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

The Company’s properties, including the Project 1 platinum mine, may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company’s properties, including the Project 1 platinum mine, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

Platinum Group Metals Ltd.
2012 Annual Information Form

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties (other than the WBC Project, which is not remotely located and has both power and water supply lines crossing the property), with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Company’s Waterberg Project. If the Company should decide to mine at the Waterberg Project, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company’s properties, including the Project 1 platinum mine, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. The effect of any reductions in estimates at the Project 1 platinum mine may be exacerbated given the relatively small size of the deposit and short mine life of the project.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

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2012 Annual Information Form

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company’s mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company, may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. For example, operating costs per tonne at the Project 1 platinum mine are estimated to have increased by approximately 24% since the 2009 UFS, principally as a result of increased prices for labour, power and consumables, such as drill steel, roof bolts, explosives and fuel. In addition, construction costs at the Project 1 platinum mine are estimated to have increased by approximately 14% since the 2009 UFS, primarily as a result of increased labour, construction and capital equipment costs. As a result of higher capital and operating costs, production and economic returns may differ significant from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar.

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has assets, cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have a material adverse effect on the Company’s financial results. During the year ended August 31, 2012, the Company recorded a foreign currency translation adjustment of approximately $31 million as a loss in other comprehensive income, which was primarily the result of translating the Company’s Rand denominated assets and liabilities in South Africa, and cash balances held in Rand, at weaker exchange rates to the Rand from Canadian Dollars at fiscal year-end on August 31, 2012.

In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer-term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. The South African government’s response to inflation or other significant macro economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Platinum Group Metals Ltd.
2012 Annual Information Form

Metal prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  domestic and international economic and political trends;

  expectations of inflation;

  currency exchange fluctuations;

  interest rates;

  global or regional consumption patterns;

  speculative activities; and

  increases or decreases in production due to improved mining and production methods.

Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s mineral reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and their assets may be located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

The Company will be required to provide a guarantee under the Project Loan Facility, if consummated and secured.

Maseve is currently negotiating and seeking to secure a Project Loan Facility. The Company expects that such facility, if consummated and if secured, will obligate the Company to provide a guarantee of the obligations of Maseve thereunder and indirectly pledge its 74% interest in the capital of Maseve. Maseve holds the Mining Right to the Project 1 platinum mine. It is expected that the terms of the Project Loan Facility agreements, if consummated and if secured, will have various covenants, including financial tests that must be satisfied during the term of the Project Loan Facility. There can be no assurance that such tests will be satisfied. Any default under the Project Loan Facility, including any covenants thereunder, could result in the loss of the Company’s entire interest in Maseve and the Project 1 platinum mine.

Platinum Group Metals Ltd.
2012 Annual Information Form

There may be a delay in the start-up of the Project 1 platinum mine, which could result in a default under the Project Loan Facility, if consummated and secured.

The anticipated timelines for the completion of Phase 1 and Phase 2 of the development of the Project 1 platinum mine and the commencement and ramp-up of production may prove to be inaccurate. Timelines are based on management’s current expectations and may be affected by a number of factors, including consultants’ analyses and recommendations, the rate at which expenditures are incurred, delays in construction schedules, availability of major equipment and personnel and the Company’s ability to obtain requisite funding, permits and licences and the Company’s ability to execute necessary agreements, some of which factors are beyond the Company’s control, and which could cause management’s timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. Any delay in the start-up of the Project 1 platinum mine could have a material adverse effect on the Company’s financial condition and prospects. A delay may also result in a default under the Project Loan Facility, if consummated and secured, which may accelerate amounts due thereunder and permit the Lenders to realise on any applicable security thereunder. This could result in a complete loss of the Company’s investment in Maseve. There is no assurance that insurance for any delay in start-up at the Project 1 platinum mine will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses.

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company’s business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged South Africans and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. Skilled and experienced personnel are especially important at the Project 1 platinum mine since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of West Kirkland Mining Inc. (“WKM”), a public company with mineral exploration properties in Ontario and Nevada, and a director of Nextraction Energy Corp. (“Nextraction”), a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM and a director of MAG Silver Corp. (“MAG Silver”), a public company with mineral exploration properties in Mexico, Lake Shore Gold Corp., a public company with producing and exploration properties in Ontario, and Nextraction. Eric Carlson, a director of the Company, is also a director of MAG Silver, WKM and Nextraction. Barry Smee, a director of the Company, is also a director of Almaden Minerals Ltd., a company with projects in Mexico, the United States and Canada.

Platinum Group Metals Ltd.
2012 Annual Information Form

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to the Maseve Shareholder’s Agreement with Wesizwe (through its subsidiary Africa Wide) and Maseve related to the exploration and development of Project 1 and Project 3. Certain members of the management and boards of directors of Maseve are nominated by Africa Wide. Although the Company has majority control of Maseve and its board of directors, there is no assurance that the strategic direction of Project 1 or Project 3 will always be consistent with the Company’s objectives. In addition, PTM RSA is also a party to a letter agreement with JOGMEC and Mnombo related to the exploration and development of the Waterberg Project, whereby the interests of the Company, JOGMEC and Mnombo are 37%, 37% and 26%, respectively. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders’ agreement. Any change in the management or strategic direction of one or more of the Company’s joint venture partners, including any disagreement among the Mnombo shareholders, could materially adversely affect the Company’s business and results of operations. Additionally, if a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

The failure of the Company or its joint venture partners to fund their respective pro rata share of funds under the respective joint ventures may have a material adverse effect on the Company’s business and results of operations.

The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA is a party to the Maseve Shareholder’s Agreement with Wesizwe (through its subsidiary Africa Wide) and Maseve related to the exploration and development of Project 1 and Project 3. Under the terms of the Maseve Shareholder’s Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide to meet project expenditures, which are determined annually and adjusted each quarter based on a review of Maseve’s financial performance and progress. Such cash calls are to be made in proportion to the joint venture partners’ shareholdings in Maseve. In the event that PTM RSA or Africa Wide declines or fails to contribute its pro-rata share of a cash call, its respective interest in Maseve would be diluted in proportion to the shortfall.

In addition, PTM RSA, the Company (as guarantor of PTM RSA), Mnombo and JOGMEC are parties to the JOGMEC Agreement, which governs the joint venture in respect of the Waterberg Project. Under the JOGMEC Agreement, PTM RSA, Mnombo and JOGMEC may elect to fund programs that have been approved by a management committee composed of a representative of each of the three joint venture partners, provided that voting power for each representative is proportional to the respective joint venture partner’s interest. In the event that PTM RSA, Mnombo or JOGMEC fails to contribute its respective pro rata share of program costs after electing to fund a program, or twice elects not to fund a program, then its respective participating interest in the joint venture will be diluted in proportion to the shortfall. If the interest of one or more of the partners is reduced to less than 10%, or if one or more of the partners elects not to fund a program to achieve commercial production, then the diluted partner’s or partners’ interest will be deemed transferred to the remaining partner(s) and such diluted partner(s) will be entitled to a 1.0% NSR royalty in the aggregate. Thus, if only one partner is diluted below 10%, it will receive the entire 1.0% NSR royalty, but if two or more partners are each diluted below 10%, then they will share the 1.0% NSR royalty.

Platinum Group Metals Ltd.
2012 Annual Information Form

In addition, because the development of the Company’s joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective pro rata cash call could adversely affect the success of the applicable joint venture. The occurrence of the foregoing, as well as any dilution of the Company’s interests in its joint venture(s) as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires Common Shares of the Company

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the proposed “foreign affiliate dumping” rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended August 31, 2012, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Risks Related to the Mining Industry

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, explosions, inclement weather, cave-ins, flooding and mechanical equipment failure are inherent risks in the Company’s mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risk at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

Platinum Group Metals Ltd.
2012 Annual Information Form

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company’s mining operations. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting rights.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection;

  management and use of toxic substances and explosives;

  management of tailings and other waste generated by the Company’s operations;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  exports and, in South Africa, potential local beneficiation quotas;

  price controls;

  taxation;

  regulations concerning business dealings with local communities;

  labour standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Platinum Group Metals Ltd.
2012 Annual Information Form

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At each of the Company’s projects, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company’s most advanced project, the Company is in the process of securing additional infrastructure, including additional power and water; however, such efforts are subject to a number of risks, including risks related to inflation, cost overruns and delays, political opposition, and reliance upon third parties, many of which factors are outside the Company’s control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company believes that it has the necessary surface access rights to develop Project 1; however, the Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favourable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Platinum Group Metals Ltd.
2012 Annual Information Form

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date. However, environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards may give rise to significant financial obligations in the future and such obligations could have a material adverse affect on the Company’s financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various South African and Canadian national, provincial, territorial and local governmental authorities. The mining right for Project 1 platinum mine issued by the DMR is subject to environmental authorizations, water use licences, land use consents and compliance with applicable legislation on an ongoing basis. The Waterberg prospecting right issued by the DMR is subject to environmental authorizations, land use consents and compliance with applicable legislation on an ongoing basis. The Company cannot be certain that all permits that it now or in the future may require for its operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licences and permits, or a failure to comply with the terms of any such licences and permits that the Company has obtained, could have a material adverse impact on the Company.

In addition, the duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company’s various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company’s projects.

Platinum Group Metals Ltd.
2012 Annual Information Form

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company’s results of operations and financial condition.

Although the Company’s employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a significant impact on the Company’s labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company’s operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company’s business due to strikes or further developments in South African labour laws may increase the Company’s costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company’s financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

South African foreign exchange controls may limit repatriation of profits

South Africa’s exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company’s South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the South African Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company’s South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from the South Africa will not be imposed on the Company in the future.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

This issue was particularly poignant in late 2012 when wild-cat strikes and violence occurred near the Project 1 platinum mine and generally at other platinum mines. Although the Company has not had issues at this time at its sites, there can be no assurance that wild-cat strikes and violence will not occur at the Company’s properties in the future. Wild-cat strikes and violence at the Project 1 platinum mine may have a material negative impact on the project and its start-up mine operations.

Platinum Group Metals Ltd.
2012 Annual Information Form

The Company faces a number of risks from deliberate, malicious or criminal acts, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. The value of the natural mineral endowment of South Africa has become one of the major debating points in deciding how best to advance the empowerment of its historically disadvantaged individuals, groups and communities, and policies relating to resource nationalism are being debated in South Africa. The ANC held a policy conference in June 2012 at which the SIMS Report, commissioned by the ANC, was debated. A further conference will be held in December 2012 to choose a candidate to lead the party into the general elections in 2014 and to give further policy guidelines. Details of the resolutions adopted at the June 2012 policy conference were made publicly available on September 26, 2012. Although wholesale nationalization was rejected, the resolution on nationalization calls for state intervention in the economy, including “state ownership”, and indicates that many of the proposals in the SIMS Report may be adopted at the December 2012 conference.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment to the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims to date, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”) became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

Platinum Group Metals Ltd.
2012 Annual Information Form

Land claims have been filed over the farms Disseldorp 369 LR, Kirstenspruit 351 LR and Bayswater 370 LR that form part of the Waterberg prospecting right area. As the Company does not hold these land rights no adverse effect on the Company's business or financial condition is anticipated, although the future acquisition of these land rights or the negotiation of rights of access should a decision to mine the area be taken may be negatively affected.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licences and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to the Company’s mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. All of the Company’s old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company’s current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. See “South African Regulatory Framework – The Mining Charter”. The Social and Labour Plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control.

The South African Minister of Mineral Resources has the discretion to cancel or suspend mining rights under section 47(1) of the MPRDA as a consequence of the Company’s non-compliance with the MPRDA, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. In terms of the provisions of section 6(2)(e)(iii) of the Promotion of Administrative Justice Act No. 3 of 2000 (“PAJA”) read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken by it. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension is subject to judicial review if it is not in compliance with the provisions of the MPRDA and PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the Constitution.

Failure to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

Platinum Group Metals Ltd.
2012 Annual Information Form

The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans, or HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socio economic strategies are implemented, the BEE Act provides for Codes which specify empowerment targets consistent with the objectives of the BEE Act. The Mining Charter Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014. The Company has historically partnered with BEE groups or companies that were HDSA controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level.

The South African government awards procurement contracts, quotas, licences, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA contains provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right to Projects 1 and 3, and has partnered with Mnombo with respect to the Waterberg Project and for the Company’s prospecting right applications over ground adjacent to the Waterberg Project. In each case, the Company’s BEE partner holds a 26% interest in the operating company or project. The Company believes that Africa Wide was majority owned by HDSA individuals in 2002, when it first partnered with the Company. However, the Company’s contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSA individuals) acquired 100% of the shares of Africa Wide. On an application of the flow-through principles, Africa Wide remained an HDSA company. Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Anglo acquired a then-approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then-approximately 45% interest in Wesizwe. Although Anglo’s interest is held for preferential disposition to a qualified BEE purchaser, HDSA individuals do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted a Mining Right over Projects 1 and 3 by the DMR and the grant of the Mining Right by the DMR, by stated policy, is an acknowledgement of Maseve's BEE compliance status as being acceptable to the DMR. There can be no assurance when, or if, the transfer of Anglo’s interest in Wesizwe to a qualified BEE purchaser will occur. Also there can be no assurance that the HDSA ownership may not be re-assessed or that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant, are set aside, Maseve, solely on flow through principles is below the 26% ownership level.

The Company is satisfied that Mnombo is majority owned by HDSA individuals. The contractual arrangements between Mnombo, the Company and the HDSA shareholders require the HDSA shareholders to maintain a minimum level of HSDA ownership in Mnombo of 51%. However, if at any time Mnombo becomes a company that is not majority owned by HDSA individuals, the ownership structure of the Waterberg Project and the prospecting right applications over ground adjacent to the Waterberg Project may be deemed not to satisfy HDSA requirements.

Platinum Group Metals Ltd.
2012 Annual Information Form

Subject to conditions contained in the Company’s prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under section 47 of the MPRDA. See “Risk Factors – Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa”.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, which create greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms. Under the terms of the Maseve Shareholder’s Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds only 26% of the equity.

Currently, the South African Department of Trade and Industry (“DTI”) is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Broad Based Black Economic Empowerment Codes of Good Practice (“Codes of Good Practice”), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The DTI has recently proposed changes to the BEE Act which, if implemented, would provide a standard framework for the measurement of BEE compliance across all sectors of the economy. There is a risk that all of the industry specific transformation charters, including the Mining Charter under which the Company has agreed targets with the DMR and against which the Company currently measures its compliance through the Mining Charter Scorecard, may be superseded, in which case the Company would be required to comply with the criteria set forth under the BEE Act and any new or revised Codes of Good Practice. The DTI has released its proposed changes to the Codes of Good Practice and has invited all interested persons and the public to provide comments by December 4, 2012. The Company cannot predict the scope or timing of any amendments or modifications to the BEE Act, Codes of Good Practice or the Mining Charter, and the impact that these amendments or modifications may have on its business.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Changes in South African State royalties where any of the Company’s mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition.

Platinum Group Metals Ltd.
2012 Annual Information Form

The Royalty Act effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. The minimum royalty rate is 0.5% and the maximum royalty rate for mineral resources transferred in unrefined form is 7% of gross sales. For mineral resources transferred in refined form the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is “transferred”, which refers to the disposal of a mineral resource, the export of a mineral resource, or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business, financial condition and results of operations.

The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, community royalties, various forms of duties, secondary tax on dividend distributions out of South Africa by South African subsidiaries (which was replaced by a dividend withholding tax with effect from April 1, 2012) and interest withholding tax with effect from July 1, 2013. The tax regime in South Africa is subject to change.

In February 2012, the South African government announced a new carbon tax of R120 per tonne of carbon dioxide emissions above certain thresholds, which may be implemented in 2013 and rise by 10% each year until 2020.

The ruling party, the ANC, held a policy conference in June 2012 at which the SIMS Report commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super profits tax is implemented, the Company may realise lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Relating to the Company’s Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

Platinum Group Metals Ltd.
2012 Annual Information Form

The Company’s Common Share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares on the TSX fluctuated from a high of $1.70 to a low of $0.74 and on the NYSE-MKT from a high of US$1.72 to a low of US$0.75 during the twelve month period ending August 31, 2012. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following:

  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities;

  lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company;

  the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and

  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by the European debt crisis and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt crisis, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Platinum Group Metals Ltd.
2012 Annual Information Form

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

DIVIDENDS

As of the date of this AIF, the Company has not declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

In 2012, the Government of South Africa replaced the longstanding secondary tax on corporations with a dividend tax levied on shareholders. Before the new dividend tax became law, secondary tax on corporations had been levied at a rate of 10% on all dividends declared by companies resident in South Africa. Under an existing tax treaty between Canada and South Africa, the effective rate under the new dividend tax in South Africa on dividends paid from Maseve and PTM RSA to the Company will be 5% of dividends. Dividend taxes are to be withheld by corporations in South Africa on behalf of shareholders and remitted to the South African Revenue Service.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share structure consists of an unlimited number of Common Shares without par value, of which 177,584,542 Common Shares were issued and outstanding as at November 22, 2012. All of the issued Common Shares are fully paid. The Company does not own any of its Common Shares.

Shareholders are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company’s assets among the shareholders for the purpose of winding-up its affairs after it has paid out its liabilities. Shareholders are entitled to receive pro-rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro-rata the remaining property of the Company upon dissolution. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia.)

Platinum Group Metals Ltd.
2012 Annual Information Form

On July 10, 2012, the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 (the “Shareholder Rights Plan”) subject to shareholder approval. The Shareholder Rights Plan is now effective and will require shareholder ratification within six months of the date of the Shareholder Rights Plan to remain in place. The Company’s management considers its current market valuation to be in contrast to the advancement of the Company and its business. As a result, the board of directors undertook a review to consider the need for a shareholder rights plan. The Shareholder Rights Plan is not intended to prevent or discourage a fair bid for the Company. The purpose of the Shareholder Rights Plan is to provide shareholders and the Company’s board of directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the board of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company's shareholders.

The rights issued under the Shareholder Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings, total 20% or more of the Company’s outstanding Common Shares (determined in the manner set out in the Shareholder Rights Plan), other than by a Permitted Bid or Shareholder Endorsed Insider Bid (in each case as described in the Shareholder Rights Plan). Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. A Shareholder Endorsed Insider Bid is a take-over bid made by a bidder who together with its affiliates or associates and joint actors has beneficial ownership of 10% or more of the voting securities of the Company, by way of take-over bid circular to all shareholders, and in respect of which, among other things, more than 50% of the common shares held by shareholders have been tendered to the take-over bid at the time of first take-up under the take-over bid and the date of such first take-up occurs not later than the 120th calendar day following the date on which the take-over bid is commenced. A Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time beyond the 35 days required under applicable securities law.

In the event that a take-over bid does not meet the Permitted Bid or Shareholder Endorsed Insider Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

A copy of the Shareholder Rights Plan was provided to the Toronto Stock Exchange (the “TSX”). The TSX has accepted notice for filing of the Shareholder Rights Plan subject to, among other things, evidence of shareholder approval of the Shareholder Rights Plan no later than January 9, 2013. The Company intends to hold a shareholders’ meeting to approve the Plan no later than January 9, 2013. As of the date of this AIF, the Company is not aware of any specific take-over bid for the Company that has been made or is contemplated.

Market for Securities

Trading Price and Volume

The Company’s Common Shares are listed on the TSX under the symbol “PTM” and on the NYSE MKT (formerly the NYSE Amex) under the symbol “PLG”.

The following tables provide information as to the high and low trading prices of the Common Shares during the 12 months of the most recently completed financial year as well as the volume of Common Shares traded for each month:

Platinum Group Metals Ltd.
2012 Annual Information Form

Toronto Stock Exchange – PTM

Month	High	Low	Volume
September, 2011	1.41	1.01	5,015,636
October, 2011	1.44	0.96	4,047,022
November, 2011	1.55	1.05	6,698,811
December, 2011	1.15	0.85	4,997,920
January, 2012	1.15	0.94	3,837,028
February, 2012	1.59	1.09	8,188,415
March, 2012	1.70	1.39	6,602,707
April, 2012	1.54	1.24	3,695,069
May, 2012	1.44	1.03	4,827,111
June, 2012	1.25	0.81	5,873,115
July, 2012	1.07	0.76	4,111,090
August, 2012	0.91	0.74	4,924,527

NYSE MKT – PLG

Month	High (US$)	Low (US$)	Volume
September, 2011	1.41	0.97	3,124,723
October, 2011	1.41	0.90	2,768,926
November, 2011	1.52	1.03	3,468,636
December, 2011	1.14	0.83	5,213,254
January, 2012	1.15	0.91	2,781,479
February, 2012	1.60	1.09	5,030,351
March, 2012	1.72	1.39	4,161,128
April, 2012	1.59	1.25	2,212,493
May, 2012	1.46	1.01	2,469,096
June, 2012	1.23	0.79	3,507,260
July, 2012	1.00	0.75	2,060,634
August, 2012	0.92	0.75	2,523,886

Prior Sales

During the 12 months preceding the date of this AIF, the Company has issued the following securities convertible into Common Shares at the following prices:

Date of Issuance	Number of Options Issued(1)	Prices
November 15, 2011	4,154,000	$1.30
January 3, 2012	100,000	$1.20
February 16, 2012	75,000	$1.38
June 25, 2012	25,000	$1.00
September 7, 2012	3,524,000	$0.96
TOTAL	7,878,000

Note:

(1)	Each option is exercisable for one Common Share.

ESCROWED SECURITIES

There are no securities of the Company held in escrow.

Platinum Group Metals Ltd.
2012 Annual Information Form

DIRECTORS AND EXECUTIVE OFFICERS

Name & Position(5)	Principal Occupation or Employment	Director since
R. MICHAEL JONES(4) President, CEO and Director British Columbia, Canada	Professional Geological Engineer President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	February 18, 2002
FRANK R. HALLAM(4) CFO, Corporate Secretary and Director British Columbia, Canada	Chartered Accountant Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	February 18, 2002
BARRY SMEE(1)(2)(3) Director British Columbia, Canada	Geologist and Geochemist President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	February 18, 2002
IAIN McLEAN(1)(2)(3) Chairman Director and Corp. Consultant to Co. British Columbia, Canada	General Management
	Consultant Former CEO of Municipal Software Corporation of Canada, a software development company based in Victoria BC. Former Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc, a medical software development company.	February 18, 2002
ERIC CARLSON(1)(2) Director British Columbia, Canada	Chartered Accountant
	President and Chief Executive Officer of Anthem Properties Corp., an investment group specializing in the acquisition and management of residential and office properties in Canada and the United States, since July 1994.	February 18, 2002
TIMOTHY M. MARLOW(3)(4) Director British Columbia, Canada	Chartered Engineer President of Philippine Gold Consulting LLC and Marlow & Associates providing Management and technical consulting expertise to the Mining Industry	June 15, 2011
PETER BUSSE COO British Columbia, Canada	Professional Mining Engineer
	Chief Operating Officer of the Company since October 2007. Former GM Procon Group, a contract mining development company, 2006 to 2007. Former Mine Manager, Placer Dome, Campbell Mine, 2002 to 2006.	N/A

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Governance and Nominating Committee
(4)	Member of the Disclosure Committee
(5)

Kresimir (Kris) Begic, Vice President, Corporate Development of the Company, is not an executive officer of the Company as that term is defined under “National Instrument 51-102 Continuous Disclosure Obligations.

As of November 22, 2012, directors and executive officers of the Company own or control approximately 4,514,950 Common Shares representing approximately 2.54% of the Company’s issued and outstanding Common Shares.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Platinum Group Metals Ltd.
2012 Annual Information Form

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company (or any of their personal holding companies):

(a)	is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

	(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial order; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c)

has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

For the purposes hereof, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Such companies may, from time to time, compete with the Company for business opportunities. In addition, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

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2012 Annual Information Form

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The Company leases office space from a company with a director in common, and provides administrative services to several companies with directors or management in common. The directors and officers of the Company are not aware of any conflicts of interests involving the Company’s mineral properties.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.platinumgroupmetals.net.

AUDIT COMMITTEE

Pursuant to National Instrument 52 110 – Audit Committees (“NI 52-110”), companies that are required to file an AIF are required to provide certain disclosure with respect to their audit committee. The Company’s audit committee (“Audit Committee”) is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.

Audit Committee Charter

The text of the Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Eric Carlson (Chairman), Iain McLean and Barry Smee. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Platinum Group Metals Ltd.
2012 Annual Information Form

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 20 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the USA.

Iain D. C. McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng. - Experience as a senior executive in several public companies managing operations, listings, capital raising, etc. Also has experience in underground mining operations in the UK and South Africa.

Dr. Barry W. Smee, Ph.D., P.Geo - Professional Geologist/Geochemist with 36 years in mineral exploration as a quality control and laboratory audit expert.

The board of directors has determined that each of Mr. McLean and Mr. Carlson is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE-MKT LLC Company Guide. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Sections 2.4, 3.2, 3.4 or 3.5 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. No non-audit services were approved pursuant to a de minimus exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Company’s Audit Committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2012 and August 31, 2011 have been pre-approved by the Audit Committee.

Independent Auditor’s Fees

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2012 and 2011 are set forth below:

Platinum Group Metals Ltd.
2012 Annual Information Form

	Year ended August 31, 2012	Year ended August 31, 2011
Audit Fees	$322,370	$307,024
Audit-Related Fees(1)	$40,000	$34,913
Tax Fees(2)	$39,860	$14,863
All Other Fees(3)	$4,424	Nil
Total	$406,654	$356,799

Notes:

(1)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

(2)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, and restructuring advice.
(3)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”. These fees related to agreed review procedures on the transfer of certain South African properties transactions.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or material proceedings to which the Company is or is likely to be a party or of which any of our properties is or is likely to be the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.
3rd floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

MATERIAL CONTRACTS

Other than the Maseve Shareholder’s Agreement, there are no contracts other than contracts entered into in the ordinary course of business of the Company (See “Mineral Property Interests”), that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

NAMES AND INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion described in or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to the Company’s most recently completed financial year.

Platinum Group Metals Ltd.
2012 Annual Information Form

Name	Description
Charles Muller Minxcon (Pty) Ltd.	Authored the Project 1 Report and the Project 3 Report, co-authored the 2009 UFS; each of which is referred to herein.
Gordon Cunningham Timothy Spindler Turnberry Projects (Pty) Ltd.	Co-authored the 2009 UFS; referred to herein.
Byron Stewart Wardrop Engineering	Co-authored the 2009 UFS; referred to herein.
Kenneth Lomberg Coffey Mining (SA) Pty Ltd	Authored the Waterberg Report; referred to herein. The independent Qualified Person for the disclosure in the material change report of the Company dated September 4, 2012.
R. Michael Jones Platinum Group Metals Ltd.	The President and Chief Executive Officer of the Company. The non-independent Qualified Person for the disclosure in the material change reports of the Company dated September 4, 2012, September 17, 2012 and October 10, 2012 and November 5, 2012 and certain disclosure contained herein.

None of the aforementioned firms or persons held any securities or property of the Company or any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities or other property of the Company or any associate or affiliate of the Company in connection with the preparation of the reports (other than compensation in cash for their services).

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

In addition, PricewaterhouseCoopers LLP are the external auditor of the Company who have issued an independent auditors’ report dated November 23, 2012 in respect of the Company’s consolidated statements of financial position of the Company as at August 31, 2012 and August 31, 2011 and September 1, 2010 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2012 and August 31, 2011 incorporated by reference in this AIF. PricewaterhouseCoopers LLP has advised that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including details as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s 2012 Annual Report containing the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended August 31, 2012.

Copies of the above may be obtained, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov; or by calling the Company’s investor relations personnel at 604-899-5450.

Platinum Group Metals Ltd.
2012 Annual Information Form

Schedule “A”

PLATINUM GROUP METALS LTD.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities. The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor. In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management. The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee. All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE MKT LLC (collectively, the “Applicable Regulations”), unless otherwise exempt under the Applicable Regulations.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be able to read and understand fundamental financial standards and satisfy all applicable financial literacy requirements of the Applicable Regulations. Additionally, at least one member of the Committee shall: (a) be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and (b) be an “audit committee financial expert” within the meaning of U.S. federal securities laws.

Platinum Group Metals Ltd.
2012 Annual Information Form

3.	Duties

The Committee will have the following duties:

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

actual financial results for the interim period varied significantly from budgeted or projected results;

generally accepted accounting principles have been consistently applied;

there are any actual or proposed changes in accounting or financial reporting practices; or

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

Platinum Group Metals Ltd.
2012 Annual Information Form

Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders. Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Corporation’s external auditor shall report directly to the Committee.

Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

Pre-approve all non-audit services and tax services to be provided to the Corporation or its subsidiary entities by the external auditor, or other registered accounting firm.

Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

Establish a procedure for:

the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

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2012 Annual Information Form

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

Review and oversee all related party transactions within the meaning of the Applicable Regulations.

Perform other functions as requested by the Board.

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

With regard to the Corporation’s internal control procedures, the Committee is responsible to:

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.	Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.	Meetings

The Committee will meet at least once every calendar quarter. Special meetings shall be convened as required. Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor. The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee. At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

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2012 Annual Information Form

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation. The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.	Authority

The Committee may:

  engage independent counsel and other advisors as it determines necessary to carry out its duties.

  set and pay the compensation for any advisors employed by the Committee; and

  communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.	Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee. The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Platinum Group Metals Ltd.
2012 Annual Information Form

Schedule “B”
List of Abbreviations and Glossary of Mining Terms

The following is a list of abbreviations and a glossary of certain mining terms used in this AIF:

“3E” refers to platinum, palladium and gold, collectively.

“4E” refers platinum, palladium, rhodium and gold, collectively.

“amsl” refers to above mean sea level.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values.

“anorthosite” is an intrusive igneous rock characterized by a predominance of plagioclase feldspar (90–100%), and a minimal mafic component (0–10%). Pyroxene, ilmenite, magnetite, and olivine are the mafic minerals most commonly present.

“anticlines” is a ridge or ridge-shaped fold of stratified rock in which the strata slope downward from the crest.

“apatite” is a widely occurring pale green to purple mineral, consisting of calcium phosphate with some fluorine, chlorine, and other elements.

“assay” is an analysis to determine the quantity of one or more elemental components.

“Au” refers to gold.

“basket price per 4E ounce” refers to the aggregate value for one combined ounce of platinum, palladium, rhodium and gold, based on the prill split, or ratio of representative metals, for each of the four elements contained in the combined 4E ounce, valued at a stated price per ounce for those same elements.

“BIC” is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGMs) as well as chrome.

“blebs” is a small particle.

“chargeability” is a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.

“chromitite” is an igneous cumulate rock composed mostly of the mineral chromite. It is found in layered intrusions.

“cm” refers to centimetres.

“Cu” refers to copper.

“cupellation” is a refining process for nonoxidizing metals, such as silver and gold, in which a metallic mixture is oxidized at high temperatures and base metals are separated by absorption into the walls of a cupel.

“deposit” is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Platinum Group Metals Ltd.
2012 Annual Information Form

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

“dolerite” is a dark basic intrusive igneous rock consisting of plagioclase feldspar and a pyroxene.

“dunite” is a green to brownish coarse-grained igneous rock consisting largely of olivine.

“early-stage exploration property” refers to a property that has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“felsic”, “felsites” and “feldspathic” refers to an igneous rock that contains a group of light-colored silicate minerals, including feldspar, feldspathoid, quartz, and muscovite.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

“granodiorite” is a coarse-grained, plutonic rock containing quartz and plagioclase, between granite and diorite in composition.

“g/t” refers to grams per tonne.

“ha” refers to hectares.

“harzburgite” is a variety of peridotite consisting mostly of the two minerals, olivine and low-calcium (Ca) pyroxene (enstatite). It commonly contains a few percent chromium-rich spinel as an accessory mineral.

“ICP” refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Platinum Group Metals Ltd.
2012 Annual Information Form

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

“isopach” is a line on a map or diagram connecting points beneath which a particular stratum or group of strata has the same thickness.

“km” refers to kilometres.

“kriging” is the numerical modeling by applying statistics to resource calculations (or other earth sciences problems). The method recognizes that samples are not independent and that spatial continuity between samples exists.

“m” refers to metres.

“ML/day” refers to megalitre/day.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“metasediments” is a sediment or sedimentary rock which shows evidence of metamorphism.

“mineralization” refers to minerals of value occurring in rocks.

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“MR” refers to Merensky Reef.

“MVA” refers to megavolt ampere.

“NI 43-101” refers to National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators which sets out Canadian securities reporting guidelines for mining companies.

“Ni” is an abbreviation for nickel.

Platinum Group Metals Ltd.
2012 Annual Information Form

“noritic” is a coarse-grained igneous rock, very similar to gabbro but containing orthopyroxene instead of clinopyroxene.

“olivine” is a mineral silicate of iron and magnesium, principally (Mg, Fe) 2SiO4, found in igneous and metamorphic rocks and used as a structural material in refractories and in cements.

“orthopyroxenite” is a member of the pyroxene group of minerals having an orthorhombic crystal structure, such as enstatite and hypersthenes.

“ounce” or “oz” refers to a troy ounce having a weight of 31.103 grams.

“outcrop” refers to an exposure of rock at the earth’s surface.

“overburden” is any material covering or obscuring rocks from view.

“pegmatoid” is an igneous rock that has the coarse-grained texture of a pegmatite but that lacks graphic intergrowths or typically granitic composition.

“Pd” refers to palladium.

“PGM” refers to platinum group metals, i.e. platinum, palladium, rhodium and gold.

“PGE” refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

“plagioclase” is a form of feldspar consisting of aluminosilicates of sodium and/or calcium, common in igneous rocks and typically white.

“ppb” refers to parts per billion.

“probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

“Pt” refers to platinum.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2).

“quartzite” or “metaquartzite” is an extremely compact, hard, granular rock consisting essentially of quartz. It often occurs as silicified sandstone, as in sarsen stones.

“Rh” refers to rhodium, a platinum metal. Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

“stope” is an underground excavation from which ore has been extracted.

Platinum Group Metals Ltd.
2012 Annual Information Form

“tailings” is the material that remains after all metals considered economic have been removed from ore during milling.

“tonne” refers to a metric tonne having a weight of 1,000 kilograms or 2,205 pounds.

“troctolite” is a gabbro made up mainly of olivine and calcic plagioclase, often having a spotted appearance likened to a trout’s back.

“UG2” refers to Upper Group 2 Chromitite Layer or Reef.

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

“xenolith” is a rock fragment which becomes enveloped in a larger rock during the latter’s development and hardening.